
05047737

EATON

Eaton Corporation

2004 Annual Report

Everywhere

The people and products of Eaton Corporation are powering progress virtually everywhere. Learn where and how through the pages of our 2004 Annual Report.

Eaton Corporation is a diversified industrial manufacturer with 2004 sales of $9.8 billion. Eaton is a global leader in fluid power systems and services for industrial, mobile and aircraft equipment; electrical systems and components for power quality, distribution and control; automotive engine air management systems, powertrain solutions and specialty controls for performance, fuel economy and safety; and intelligent truck drivetrain systems for safety and fuel economy. Eaton has 55,000 employees and sells products to customers in more than 125 countries. For more information, visit www.eaton.com.

Financial Highlights



Net sales
(Millions of dollars)
8,309
7,299
7,209
8,061
9,817
2000 2001 2002 2003 2004
Operating earnings per Common Share
(Dollars)
2.64
1.65
2.20
2.72
4.30
2000 2001 2002 2003 2004
Cash flow from operations
(Millions of dollars)
519
765
900
874
838
2000 2001 2002 2003 2004
Net-debt-to-total-capital ratio
(Percentage)
54.4
46.2
41.9
25.9
29.1
2000 2001 2002 2003 2004

	As reported		On an operating basis	
	2004	**2003**	**2004**	**2003**
(Millions except for per share data)				
Net sales	$9,817	$8,061	$9,817	$8,061
Income before income taxes	781	508	822	545
Net income	648	386	675	410
Net income per Common Share assuming dilution	$ 4.13	$ 2.56	$ 4.30	$ 2.72
Average number of Common Shares outstanding assuming dilution	157.1	150.5		
Cash dividends paid per Common Share	$ 1.08	$ .92		
Total assets	$9,075	$8,223		
Total debt	1,773	1,953		
Shareholders' equity	3,606	3,117		

Results on an "Operating Basis" exclude pretax charges for restructuring and acquisition integration actions of $41 in 2004 ($27 after-tax, or $.17 per Common Share) and $37 in 2003 ($24 after-tax, or $.16 per share).



Power everywhere


RECEIVED
MAR 1 8 2005
202



To Our Shareholders:

Eaton's power truly is everywhere. From fluid power, to electrical power, to mechanical power, Eaton has a unique range of technological capabilities that provide distinctive solutions for our customers' broad and diverse application requirements. Eaton products are powering what is important in people's lives at home, at work and at play all over the world.

And Eaton employees are delivering results to our shareholders–by employing innovation, creativity, partnerships, acquisitions and the Eaton Business System–to power the future of our enterprise.

Powerful Results

2004 was a breakout year for Eaton in many respects:

- Shareholders' equity set a new record–reaching $3.6 billion. And our all-in return to you, our shareholders, was 36.4 percent–significantly outperforming both the Dow Jones Industrial Average and the Standard & Poor's 500.
- Our sales reached $9.8 billion–another new record.
- For the fourth consecutive year, our sales growth was significantly better than that of our end markets–nearly $320 million in 2004.
- We completed the third largest acquisition in our company's history, Powerware, in addition to several other acquisitions and joint ventures.
- Our earnings per share rose to an all-time high and our return on shareholders' equity reached 20 percent, placing Eaton among the top three diversified industrial companies.

In light of our continued, strong progress in increasing our cash flow and improving our balance sheet, coupled with our confidence in the outlook for 2005, we announced the following actions in January 2005:

- A 15 percent increase in our quarterly dividend rate to $.31 per share from $.27 per share
- A plan to repurchase $250 million of shares of our common stock

Eaton clearly has emerged as a *premier* diversified industrial enterprise. In each of the last four years, we have shown that we can solidly outgrow our end markets, successfully acquire important new businesses and achieve impressive operating results through implementation of the Eaton Business System.

Power of the Eaton Business System

The Eaton Business System encompasses a range of standardized practices that promote productivity and growth. But the Eaton Business System is more than a collection of tools and processes for managing our enterprise. It is what differentiates us from other diversified industrial companies.

By running Eaton as an integrated operating company, we are able to achieve economies of scale while leveraging best practices across all our businesses. Such gains in efficiencies free up resources for innovation and, ultimately, growth.

At the core of the Eaton Business System is our foundation of being a values-based enterprise. We believe that how we get results is every bit as important as the results themselves. This is why great people come to work at Eaton, and why they stay at Eaton for fulfilling careers.

We believe the fundamental strength of an enterprise is embedded in the values, principles and philosophy lived by its people. A year ago in this letter, I reviewed the company-wide process by which we refocused and confirmed our Vision, Mission, Ethics and Commitment. Each of these elements is an important keystone in the foundation of the Eaton Business System. We grow as people and as an enterprise by adhering to these tenets.

In 2004, we built upon this foundation by further strengthening our Ombuds and Global Ethics programs. The Ombuds program is a mechanism for providing off-the-record, neutral guidance to employees seeking to resolve work-related problems. During 2004, the Ombuds program was expanded to all of Eaton's North American facilities. Our Global Ethics Office and Ethics and Financial Integrity Help Line provide assistance for anyone, anywhere to discuss an Eaton-related ethical issue.

We know that the ever-escalating expectations of our global customers require that our team become more capable every year. This is one of the primary drivers behind our continued expansion of the Eaton Business System and our primary education forum, Eaton University. In 2004, 25,000 employees completed instructor-led courses through Eaton University and 29,000 employees enrolled in e-Learning courses, many of which focused on different aspects of the Eaton Business System – from ethics to the value cycle in marketing.

Our employees tell us that we are on the right track, and they continue to express their pride and commitment in our company's progress through our annual Employee Survey. In 2004, an unprecedented 97 percent of our entire workforce completed this online questionnaire, which was delivered in 21 languages. And for the second year in a row, the index measuring employee engagement climbed solidly.

Most importantly, our employees continue to identify additional opportunities for improvement by expressing themselves through the Employee Survey and other means. For example, based on survey feedback, a new, comprehensive program for rewarding and recognizing employees throughout Eaton is being implemented in 2005.

Great people, a great culture, and a world-class business system – a powerful combination!

Power From Innovation

We believe that innovation fuels growth. Eaton again introduced a robust array of new products and services in 2004 that contributed to our continued, strong outgrowth of our end markets. A few of the exciting new products bringing power and real, differentiated value to customers include: the new home-safety product line, Home Heartbeat, in our Electrical business; a new line of medium-duty piston pumps in our Fluid Power business; new electronic limited-slip traction control technology in our Automotive business; and a new hybrid powertrain in our Truck business. We are proud of our strong record of organic growth. And the technical vitality, ingenuity and strength inside Eaton continue to be important drivers of success.

Power Through Acquisitions

We were very pleased with our successful corporate development activity in 2004, with acquisitions and new joint ventures continuing to be important elements in our overall growth formula.

- Our $560 million acquisition of Powerware, the second largest producer of uninterruptible power systems equipment, brings an important additional range of capabilities to our Electrical business. Through this acquisition, we have further strengthened our competitive position in the fast-growing market for power reliability and power quality.
- In our Fluid Power business, we added Walterscheid, a leading European supplier of tube fittings, and announced an agreement to acquire Winner Hydraulics, a leading supplier of hydraulic hose fittings and adapters in China.
- Our Truck business formed a joint venture in China with First Auto Works (FAW) to manufacture medium-duty transmissions for the Chinese market.

Eaton's strong cash flow, and proven ability to successfully acquire and integrate businesses, will be important elements in powering our future.

Future Power

We are, of course, upbeat following our strong performance in 2004. But our enthusiasm is based on more than momentum or an overly optimistic view of the future.

Our company is better positioned than it has ever been. Our balance of businesses allows Eaton to participate advantageously in both the early and late periods of the economic cycle. For example, while many of our end markets grew significantly during 2004, several of our important end markets have yet to begin their recovery. We expect to benefit from the strengthening of the commercial aircraft market, the North American non-residential construction market and the European economy during 2005.

2004 was both an immensely challenging and extremely gratifying year for our entire Eaton team. We successfully managed the enormous increase in global materials costs, a dramatic ramp-up in several of our end markets, and the opportunities posed by our acquisition and joint venture activities. I extend my personal thanks to everyone at Eaton for their exceptional contributions. We truly stepped up to a higher level of achievement in 2004!

I also express my appreciation to our shareholders. You have supported us as we transform Eaton into an increasingly effective enterprise. We believe that our outstanding all-in shareholder returns over these past four years are a confirmation that our strategy is right, our execution is strong and our commitment is absolute.

We look forward to the challenges and opportunities of 2005 and beyond.



Alexander M. Cutler
Chairman and Chief Executive Officer



Eaton was here.

Mobilizing tractors and combines to cultivate crops.



Eaton grows products and solutions across the global landscape. From bountiful harvests to bustling construction sites, our reliable, high-efficiency hydraulic components and systems get the job done. That's why customers turn to Eaton. For example, John Deere approached Eaton when it needed an electronic solution to improve combine efficiency. Eaton responded by developing an electro-hydraulic controller for John Deere's new HarvestSmart Feedrate Control System, which can automatically adjust the speed of a combine. By eliminating the manual controller, the HarvestSmart system reduces operator fatigue, ensures the machine maintains a consistent crop load and increases overall harvesting productivity.

In addition to our technological advancements, Eaton pursued a number of strategic acquisitions and joint ventures in 2004 to expand our hydraulics product range and sales channels, and build on customer relationships. During the year, we purchased Ultronics Limited and its advanced electro-hydraulic valve system technology used in mobile applications in construction, forestry, agriculture and other markets. Eaton also acquired Walterscheid Rohrverbindungstechnik GmbH from GKN plc. Walterscheid's hydraulic tube connectors and fittings are used in mobile and stationary applications such as construction and agricultural equipment and machine tools, primarily in the European market. Additionally, Eaton announced plans to purchase the businesses of Winner Group Holdings Ltd., which produces hydraulic hose fittings and adapters for the greater Chinese market. And we formed a joint venture with Changzhou Senstar Automobile Air Conditioner Co. Ltd. to produce automotive air conditioning hose and tube assemblies and power steering hose and tube assemblies for Volkswagen's operations in China.



Eaton was here.

Guiding SUVs over the river and through the woods.





Eaton drives peak performance, on and off the road. Because consumers expect a lot when it comes to cars. And Eaton delivers. Our engine air management, powertrain controls, and safety and security systems give drivers what they want—such as outstanding traction in difficult driving conditions. Eaton traction controls are the solution, and have become a popular option on many North American light trucks and sport utility vehicles. For example, in 2004, production began on Eaton's new EGerodisc electronic limited slip differential, which provides the enabling technology for Jeep's top-of-the-line Quadra Drive II system available on the all-new 2005 Jeep Grand Cherokee. This exclusive differential design can be used as a stand-alone product for ultimate traction control, or it can be integrated with anti-lock brake systems or stability control packages to provide superior vehicle dynamics in future generations.

Eaton also won new business for locking differentials in the Korean market by securing contracts with Hyundai and Kia in 2004. Eaton's locking differentials will be used on the new Porter truck and Starex models of Hyundai Motors, the Bongo3 Truck of Kia Motors, and on future sport utility vehicles from both companies. The introduction dates are being phased over the next two years. These new business wins represent approximately $150 million in revenue for Eaton over the next six years.

Customers recognize Eaton's accomplishments and commitment to provide the best in quality, service and technology in the automotive industry. In 2004, our engine valve business received Superior Awards in both quality and delivery from Toyota Motor Manufacturing North America, Inc. (TMMNA), which is Toyota's highest level of recognition for suppliers. Through U.S. Engine Valve, our partnership with Nittan Valve Company, Ltd., Eaton supplied TMMNA with more than 12 million four-cylinder engine valves last year, providing quality performance with a defect rate of well under one part per million. Eaton is the world's largest producer of engine valves, and this is our eleventh successive year winning the superior award.

Eaton was here.

Managing power in stable and critical conditions.





Eaton brightens lives at home, at work and at play. Wherever there is a demand for reliable electrical power, Eaton is there. Our power control and distribution solutions help hospitals, homes, stadiums, businesses and other electrical consumers maintain safety, comfort and productivity, all day, everyday. To meet the surging demand for power quality, Eaton made its third largest acquisition in company history in 2004 by purchasing Powerware Corporation, the power systems business of Invensys plc. Powerware, which had 2004 sales of $835 million, enables Eaton to offer a full line of uninterruptible power systems and DC power systems, power management software, remote monitoring, integration services and site support.

In the near future, consumers will be able to remotely monitor their homes with the aid of Eaton's new Home Heartbeat system. So when problems such as flooding occur at home, this wireless system will alert homeowners via an electronic signal that can be received on devices including cell phones, PDAs and computers with Internet access. It can even detect when an appliance has been left on or when windows and doors are open, and provide reminders for easy-to-forget tasks. Winner of a Consumer Electronics Association Innovations Award in 2004, the Home Heartbeat system will be on store shelves within the next year.

Our contributions to the electrical industry were recognized in 2004 when Eaton was named "Power Quality Company of the Year" by Frost & Sullivan, a worldwide leader in market consulting and intelligence. Several criteria were cited for the award, including: demonstrated market share growth, successful execution of innovative strategies, new market penetration, heightened customer satisfaction and loyalty, technological innovation, industry leadership and strong brand recognition.



Eaton was here.

Getting trucks into gear for the long haul.



Eaton delivers long-term value to customers and the environment. We work with fleet owners, freight companies, truck manufacturers and drivers to understand their challenges. Then we create solutions, such as a hybrid electric powertrain for delivery trucks. FedEx Express selected Eaton's hybrid powertrain technology for its delivery truck of the future, the FedEx OptiFleet E700 hybrid electric vehicle. In 2004, Eaton helped FedEx Express roll out 18 of these low-emission, energy-efficient delivery vehicles in several cities across the United States for operational testing. The Eaton-powered hybrid electric diesel trucks decrease particulate emissions by 96 percent and travel 57 percent farther on a gallon of fuel.

Eaton is also leading the way toward fuel-efficient transmission automation in North American heavy-duty trucks with our UltraShift 10-speed automated transmission. Because of its computer-controlled shifting capabilities, the UltraShift transmission provides many benefits. For example, it improves vehicle safety by enabling drivers to keep their eyes on the road and both hands on the wheel. In addition, customers are realizing fuel economy improvements, fewer repairs, and increases in productivity and driver satisfaction. We launched the UltraShift 10-speed on time, on budget and met aggressive sales targets in 2004.

Technicians at Ryder's 800-plus service locations in North America have further increased their capabilities to diagnose and correct electronic problems on trucks more quickly and easily with the help of Eaton's Mobile Diagnostics (MD) Tools. Our agreement with Ryder System, Inc., reached in 2004, provides Ryder with a customized suite of Eaton MD Tools that can be used to evaluate electronically-controlled truck components using wireless technology.

To better serve customers around the world, in 2004 Eaton formed new joint ventures in China, including one with FAW Jiefang Automotive Co., Ltd. This joint venture, known as FAW Eaton Transmission Co., Ltd., produces a complete line of medium-duty transmissions for commercial vehicles and buses, and strengthens Eaton's involvement in China's expanding transportation infrastructure.

Eaton was here.

Keeping aircraft moving through the skies.





Eaton propels innovation, even at 30,000 feet above ground. As the aerospace industry continues to evolve, we will continue to develop advanced hydraulic and electronic technologies that set new standards in flight operations. Like helping the Airbus A380 take off. The A380 is the largest, most advanced and efficient commercial passenger jet ever built. By designing and delivering the world's first civil higher-pressure 5000-psi hydraulic power generation system for the aircraft, Eaton enabled Airbus to reduce the total weight of the double-decker plane by a metric ton. Our engine-driven hydraulic pumps will power the A380's primary flight and utility control systems. Miles of Eaton tubing and hose will transport fluid to activate and support the massive landing gear and other mechanisms. On-board, full systems testing of the A380 began in 2004. The 555-seat aircraft is scheduled to begin service in 2006.

In 2004, Lockheed Martin increased Eaton's role on the F-35 Joint Strike Fighter aircraft program. The expanded scope of work on the wing fluid delivery system will boost Eaton's potential revenue on the F-35 by $1 billion, based on production of 2,600 aircraft over the life of the program, which is expected to continue through 2027. The $1 billion increase brings the potential revenue for Eaton from this program to almost $3 billion, including the hydraulic power generation system, general actuation and the expanded wing fluid delivery system work.

China's AVIC 1 Commercial Aircraft Company Ltd. selected Eaton in 2004 to design and supply the integrated cockpit panel assemblies and cockpit lighting controller subsystem for its new regional jet, the ARJ-21 (Advanced Regional Jet for the 21st Century). The ARJ-21 is projected to have its first flight in 2006 and first production delivery by 2008. Total deliveries of the ARJ-21 are expected to exceed 500 aircraft by 2026.

Eaton's financials are here.



Financial Review

Management's Report on Financial Statements

We have prepared the accompanying consolidated financial statements and related information of Eaton Corporation included herein for the three years ending December 31, 2004. The primary responsibility for the integrity of the financial information included in this annual report rests with management. The financial information included in this annual report has been prepared in accordance with accounting principles generally accepted in the United States, appropriate in the circumstances, based on our best estimates and judgments and giving due consideration to materiality. The opinion of Ernst & Young LLP, Eaton's independent auditors, on those financial statements is included herein.

Eaton has high standards of ethical business practices supported by the Eaton Code of Ethics and corporate policies. Careful attention is given to selecting, training and developing personnel, to ensure that management's objectives of establishing and maintaining adequate internal controls and unbiased, uniform reporting standards are attained. Our policies and procedures provide reasonable assurance that operations are conducted in conformity with law and with the Company's commitment to a high standard of business conduct.

The Board of Directors pursues its responsibility for the quality of Eaton's financial reporting primarily through its Audit Committee, which is composed of four independent directors. The Audit Committee meets regularly with management, internal auditors and independent auditors to ensure that they are meeting their responsibilities and to discuss matters concerning accounting, control, audits and financial reporting. The internal auditors and independent auditors have full and free access to senior management and the Audit Committee.



Alexander M. Cutler
Chairman and Chief Executive Officer; President



Richard H. Fearon
Executive Vice President–Chief Financial and Planning Officer



Billie K. Rawot
Vice President and Controller

February 11, 2005

Report of Independent Registered Public Accounting Firm

To the Board of Directors & Shareholders
Eaton Corporation

We have audited the accompanying consolidated balance sheets of Eaton Corporation as of December 31, 2004 and 2003, and the related statements of consolidated income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Eaton Corporation at December 31, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with United States generally accepted accounting principles.

We also have audited in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Eaton Corporation's internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated February 11, 2005 expressed an unqualified opinion thereon.



Cleveland, Ohio
February 11, 2005

Management's Report on Internal Control Over Financial Reporting

The management of Eaton Corporation is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act rules 13a-15(f)).

Under the supervision and with the participation of Eaton's management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of the Company's internal control over financial reporting as of December 31, 2004. In conducting this evaluation, we used the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control-Integrated Framework*. Based on this evaluation under the framework referred to above, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2004.

The independent registered public accounting firm Ernst & Young LLP has issued an audit report on management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2004. This report is included herein.



Alexander M. Cutler
Chairman and Chief Executive Officer; President



Richard H. Fearon
Executive Vice President–Chief Financial and Planning Officer



Billie K. Rawot
Vice President and Controller

February 11, 2005

Report of Independent Registered Public Accounting Firm

To the Board of Directors & Shareholders
Eaton Corporation

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Eaton Corporation maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Eaton Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Eaton Corporation maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the COSO criteria. Also in our opinion, Eaton Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Eaton Corporation as of December 31, 2004 and 2003, and the related statements of consolidated income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2004 and our report dated February 11, 2005 expressed an unqualified opinion thereon.



Cleveland, Ohio
February 11, 2005

Statements of Consolidated Income

Year ended December 31	2004	2003	2002
(Millions except for per share data)			
Net sales	$ 9,817	$ 8,061	$ 7,209
Cost of products sold	7,082	5,897	5,272
Selling & administrative expense	1,587	1,351	1,217
Research & development expense	261	223	203
Interest expense–net	78	87	104
Provision to exit a business	15		
Gain on sale of business			(18)
Other (income) expense–net	13	(5)	32
Income before income taxes	781	508	399
Income taxes	133	122	118
Net income	$ 648	$ 386	$ 281
Net income per Common Share assuming dilution	$ 4.13	$ 2.56	$ 1.96
Average number of Common Shares outstanding assuming dilution	157.1	150.5	143.4
Net income per Common Share basic	$ 4.24	$ 2.61	$ 1.99
Average number of Common Shares outstanding basic	153.1	147.9	141.2
Cash dividends paid per Common Share	$ 1.08	$ .92	$ .88

The notes on pages 24 to 37 are an integral part of the consolidated financial statements.

Consolidated Balance Sheets

December 31	2004	2003
(Millions of dollars)		
Assets		
Current assets		
Cash	$ 85	$ 61
Short-term investments	211	804
Accounts receivable	1,612	1,190
Inventories	966	721
Deferred income taxes	216	192
Other current assets	92	125
	3,182	3,093
Property, plant & equipment		
Land & buildings	959	897
Machinery & equipment	3,526	3,326
	4,485	4,223
Accumulated depreciation	(2,338)	(2,147)
	2,147	2,076
Goodwill	2,433	2,095
Other intangible assets	644	541
Deferred income taxes & other assets	669	418
	$ 9,075	$ 8,223
Liabilities & Shareholders' Equity		
Current liabilities		
Short-term debt	$ 13	$ 45
Current portion of long-term debt	26	257
Accounts payable	776	526
Accrued compensation	270	204
Accrued income & other taxes	283	298
Other current liabilities	894	796
	2,262	2,126
Long-term debt	1,734	1,651
Postretirement benefits other than pensions	617	636
Pensions & other liabilities	856	693
Shareholders' equity		
Common Shares (153.3 million outstanding in 2004 and 153.0 million in 2003)	77	76
Capital in excess of par value	1,993	1,856
Retained earnings	2,112	1,816
Accumulated other comprehensive loss	(538)	(585)
Deferred compensation plans	(38)	(46)
	3,606	3,117
	$ 9,075	$ 8,223

The notes on pages 24 to 37 are an integral part of the consolidated financial statements.

Statements of Consolidated Cash Flows

Year ended December 31	2004	2003	2002
(Millions)			
Net cash provided by operating activities			
Net income	$ 648	$ 386	$ 281
Adjustments to reconcile to net cash provided by operating activities			
Depreciation & amortization	400	394	376
Deferred income taxes	(133)	(54)	(51)
Pensions	94	34	(4)
Other long-term liabilities	12	27	(14)
Other non-cash items in income	(1)	11	17
Changes in working capital, excluding acquisitions & sales of businesses			
Accounts receivable	(218)	(51)	59
Inventories	(102)	79	13
Accounts payable	143	(41)	41
Accrued income & other taxes	46	35	101
Other current liabilities	(122)	32	(14)
Other working capital accounts	76	(12)	47
Contribution to United States qualified pension plans	(75)		
Other—net	70	34	48
	838	874	900
Net cash used in investing activities			
Expenditures for property, plant & equipment	(330)	(273)	(228)
Acquisitions of businesses, less cash acquired	(627)	(252)	(153)
Sale of business			92
Sales (purchases) of short-term investments—net	606	(436)	(135)
Other—net	18	(8)	9
	(333)	(969)	(415)
Net cash (used in) provided by financing activities			
Borrowings with original maturities of more than three months			
Proceeds	75		419
Payments	(248)	(155)	(635)
Borrowings with original maturities of less than three months—net	(33)	(39)	(228)
Cash dividends paid	(163)	(134)	(123)
Proceeds from exercise of employee stock options	138	113	45
(Purchase) sale of Common Shares	(250)	296	
	(481)	81	(522)
Total increase (decrease) in cash	24	(14)	(37)
Cash at beginning of year	61	75	112
Cash at end of year	$ 85	$ 61	$ 75

The notes on pages 24 to 37 are an integral part of the consolidated financial statements.

Statements of Consolidated Shareholders' Equity

(Millions)	Common Shares		Capital in excess of par value	Retained earnings	Accumulated other comprehensive loss	Deferred compensation plans	Total Shareholders' equity
	Shares	Dollars					
Balance at January 1, 2002	139.0	$ 70	$1,348	$1,412	$ (299)	$ (56)	$2,475
Net income				281			281
Other comprehensive loss					(400)		(400)
Total comprehensive loss							(119)
Cash dividends paid				(123)			(123)
Issuance of shares under employee benefit plans, including tax benefit	2.0	(a)	61	(2)		8	67
Issuance of shares to trust	.2		5			(5)	0
Other–net			(1)			3	2
Balance at December 31, 2002	141.2	70	1,413	1,568	(699)	(50)	2,302
Net income				386			386
Other comprehensive income					114		114
Total comprehensive income							500
Cash dividends paid				(134)			(134)
Issuance of shares under employee benefit plans, including tax benefit	4.2	2	141	(2)		5	146
Issuance of shares to trust	.1		3			(3)	0
Sale of shares	7.4	4	294	(2)			296
Other–net	.1		5			2	7
Balance at December 31, 2003	153.0	76	1,856	1,816	(585)	(46)	3,117
Net income				648			648
Other comprehensive income					47		47
Total comprehensive income							695
Cash dividends paid				(163)			(163)
Issuance of shares under employee benefit plans, including tax benefit	4.5	3	188	(2)		10	199
Issuance of shares to trust			2			(2)	0
Purchase of shares	(4.2)	(2)	(53)	(195)			(250)
Other–net				8			8
Balance at December 31, 2004	153.3	$ 77	$1,993	$2,112	$ (538)	$ (38)	$3,606

(a) Balance less than $1.

The notes on pages 24 to 37 are an integral part of the consolidated financial statements.

Notes to Consolidated Financial Statements

Dollars in millions, except per share data (per share data assume dilution)

Accounting Policies

Consolidation & Basis of Presentation

The consolidated financial statements include accounts of Eaton and all subsidiaries and other controlled entities. The equity method of accounting is used for investments in associate companies where the Company has a 20% to 50% ownership interest. These associate companies are not material either individually, or in the aggregate, to Eaton's financial position, results of operations or cash flows.

Eaton does not have off-balance sheet arrangements or financings with unconsolidated entities or other persons. In the ordinary course of business, the Company leases certain real properties and equipment, as described in "Lease Commitments" below. Transactions with related parties are in the ordinary course of business, are conducted on an arm's-length basis, and are not material to Eaton's financial position, results of operations or cash flows.

Foreign Currency Translation

The functional currency for substantially all subsidiaries outside the United States is the local currency. Financial statements for these subsidiaries are translated into United States dollars at year-end exchange rates as to assets and liabilities and weighted-average exchange rates as to revenues and expenses. The resulting translation adjustments are recorded in Accumulated other comprehensive income (loss) in Shareholders' equity.

Inventories

Inventories are carried at lower of cost or market. Inventories in the United States are generally accounted for using the last-in, first-out (LIFO) method. Remaining United States and all other inventories are accounted for using the first-in, first-out (FIFO) method.

In November 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 151, "Inventory Costs". SFAS No. 151 amends the guidance in Accounting Research Bulletin No. 43, Chapter 4, "Inventory Pricing", to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). SFAS No. 151 will be effective for Eaton in 2006 and is expected to have an immaterial effect on Eaton's financial position, results of operations and cash flows.

Depreciation & Amortization

Depreciation and amortization are computed by the straight-line method for financial statement purposes. Cost of buildings is depreciated over 40 years and machinery and equipment over principally three to 10 years. Intangible assets subject to amortization, primarily consisting of patents, tradenames and distribution networks, are amortized over a range of five to 30 years. Software is amortized over a range of three to five years.

Long-lived assets, except goodwill and indefinite life intangible assets as described below, are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. Events or circumstances that would result in an impairment review primarily include operations reporting losses, a significant change in the use of an asset, or the planned disposal or sale of the asset. The asset would be considered impaired when the future net undiscounted cash flows generated by the asset are less than its carrying value. An impairment loss would be recognized based on the amount by which the carrying value of the asset exceeds its fair value.

Goodwill & Indefinite Life Intangible Assets

In accordance with Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets", Eaton does not amortize goodwill and indefinite life intangible assets recorded in connection with current and previous business acquisitions. Indefinite life intangible assets primarily consist of trademarks. The Company completed the annual impairment tests for goodwill and indefinite life intangible assets required by SFAS No. 142. These tests confirmed that the fair value of the Company's reporting units and indefinite life intangible assets exceed their respective carrying values and that no impairment loss was required to be recognized.

Financial Instruments

In the normal course of business, Eaton is exposed to fluctuations in interest rates, foreign currency exchange rates, and commodity prices. The Company uses various financial instruments, primarily foreign currency forward exchange contracts, foreign currency swaps, interest rate swaps and commodity futures contracts, to manage exposure to price fluctuations.

Financial instruments used by Eaton are straightforward, non-leveraged instruments for which quoted market prices are readily available from a number of independent sources. Such financial instruments are not bought and sold solely for trading purposes, except for nominal amounts authorized under limited, controlled circumstances. No financial instruments were purchased or sold for trading purposes in 2004. Such transactions resulted in an immaterial net loss in 2003 and an immaterial net gain in 2002. The risk of credit loss is deemed to be remote, because the counterparties to these instruments are major international financial institutions with strong credit ratings and because of the Company's control over the size of positions entered into with any one counterparty.

All derivative financial instruments are recognized as either assets or liabilities on the balance sheet and are measured at fair value. Accounting for the gain or loss resulting from the change in the financial instrument's fair value depends on whether it has been designated, and is effective, as a hedge and, if so, on the nature of the hedging activity. Financial instruments can be designated as hedges of changes in the fair value of a recognized fixed-rate asset or liability, or the firm commitment to acquire such an asset or liability; as hedges of variable cash flows of a recognized variable-rate asset or liability; or the forecasted acquisition of such an asset or liability; or as hedges of foreign currency exposure from a net investment in one of the Company's foreign operations. Gains and losses related to a hedge are either recognized in income immediately to offset the gain or loss on the hedged item; or deferred and reported as a component of Other comprehensive income (loss) in Shareholders' equity and subsequently recognized in net income when the hedged item affects net income. The ineffective portion of the change in fair value of a financial instrument is recognized in income immediately.

The gain or loss related to financial instruments that are not designated as hedges are recognized immediately in net income.

Warranty Expenses

Estimated product warranty expenses are accrued in Cost of products sold at the time the related sale is recognized. Estimates of warranty expenses are based primarily on historical warranty claim experience and specific customer contracts. Warranty expenses include accruals for basic warranties for products sold, as well as accruals for product recalls and other related events when they are known and estimable.

Stock Options Granted to Employees & Directors

Stock options granted to employees and directors to purchase Common Shares are accounted for using the intrinsic-value-based method. Under this method, no compensation expense is recognized on the grant date, since on that date the option price equals the market price of the underlying shares.

In 2002, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure". SFAS No. 148 amended SFAS No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition when a company voluntarily changes from the intrinsic-value-method to the fair-value-based method of recognizing expense in the income statement for stock-based employee compensation, including stock options granted to employees and directors. As allowed by SFAS No. 123, Eaton had adopted the Statement's disclosure-only provisions and did not recognize expense for stock options granted to employees and directors. If the Company accounted for stock options under the fair-value-based method of expense recognition in SFAS No. 123, net income per Common Share assuming dilution would have been reduced by $.08 in 2004, $.08 in 2003 and $.10 in 2002, as described further in "Shareholders' Equity" below.

In December 2004, Statement of Financial Accounting Standards (SFAS) No. 123(R), "Share-Based Payment" was issued by the Financial Accounting Standards Board. SFAS No. 123(R) eliminates the alternative to use the , intrinsic-value-method of accounting that was provided in SFAS No. 123 as originally issued. SFAS No. 123(R) requires entities to recognize the cost of employee and director services received in exchange for stock options based on the grant date fair value of those awards, with limited exceptions. That cost will be recognized over the period during which an employee or director is required to provide service in exchange for the award. As required by SFAS No. 123(R), Eaton will begin to recognize costs related to stock options in third quarter 2005. The Company estimates that the adoption of SFAS No. 123(R) will reduce net income per Common Share assuming dilution in the second half of 2005 by $.06.

Revenue Recognition

Substantially all revenues are recognized when products are shipped to unaffiliated customers and title has transferred. Shipping and handling costs billed to customers are included in Net sales and the related costs in Cost of products sold. Other revenues for service contracts are recognized as the services are provided.

Estimates

Preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying consolidated financial statements and notes. Actual results could differ from these estimates.

Financial Presentation Changes

Certain amounts for prior years have been reclassified to conform to the current year presentation.

Acquisitions of Businesses

Eaton acquired businesses and formed joint ventures for a combined net cash purchase price of $627 in 2004, $252 in 2003 and $153 in 2002. The Statements of Consolidated Income include the results of these businesses from the effective dates of acquisition or formation.

On June 9, 2004, Eaton acquired Powerware Corporation, the power systems business of Invensys plc, for $560 of cash, less cash acquired of $27. Powerware, based in Raleigh, North Carolina, is a global leader in Uninterruptible Power Systems (UPS), DC Power products and power quality services. Powerware had revenues of $775 for the year ended March 31, 2004. Powerware has operations in the United States, Canada, Europe, South America and Asia/Pacific that provide products and services utilized by computer manufacturers, industrial companies, governments, telecommunications firms, medical institutions, data centers and other businesses. The acquisition of Powerware is providing new products and solutions, along with strong brand recognition and expanded channels, for Eaton's global electrical business. This business is included in the Electrical segment.

Powerware's assets and liabilities were recorded at estimated fair values as determined by Eaton's management based on information currently available and on current assumptions as to future operations. The Company is in the process of completing its purchase price allocation, including the finalization of valuations of certain intangible assets and deferred tax assets and liabilities. The allocation of the purchase price for this acquisition is preliminary and will be finalized by the end of second quarter 2005. The preliminary allocation is summarized below:

Current assets	$306
Property, plant & equipment	44
Goodwill	313
Other intangible assets	95
Other assets	47
Total assets acquired	805
Current liabilities	263
Other liabilities	9
Total liabilities assumed	272
Net assets acquired	$533

Other intangible assets of $95 acquired as part of Powerware included $24 related to trademarks that are not subject to amortization. The remaining $71 was assigned to patents and other intangible assets that have a weighted-average useful life of nine years. Goodwill of $313 relates to the Electrical segment, substantially all of which is non-deductible for income tax purposes.

Unaudited pro forma results of operations for 2004 and 2003, as if Eaton and Powerware had been combined as of the beginning of those periods, follow. The pro forma results include preliminary estimates and assumptions, which Eaton's management believes are reasonable. However, the pro forma results do not include any cost savings or other effects of the planned integration of Powerware, and, accordingly, are not necessarily indicative of the results which would have occurred if the business combination had been in effect on the dates indicated.

Notes to Consolidated Financial Statements

Pro Forma Results of Operations

	2004	2003
Net sales	$10,153	$ 8,824
Net income	636	396
Net income per Common Share		
Assuming dilution	$ 4.05	$ 2.62
Basic	4.16	2.67

On September 1, 2004, Eaton acquired Walterscheid Rohrverbindungstechnik GmbH (Walterscheid) from GKN plc for $48 of cash. Walterscheid, a manufacturer of hydraulic tube connectors and fittings primarily for the European market, had 2003 sales of $52 and is located in Lohmar, Germany. The allocation of the purchase price for this acquisition is preliminary and will be finalized by the end of third quarter 2005. This business is included in the Fluid Power segment.

In September 2004, Eaton contributed $28 of cash to purchase a 50% interest in a new medium-duty truck transmission joint venture located in Changchun, China. The partner in this venture is FAW Jiefang Automotive Co., Ltd., which is the commercial vehicle subsidiary of China First Auto Works Group Company (FAW), the largest manufacturer of commercial vehicles in China. Beginning in September 2004, Eaton's operating results include this joint venture, which is accounted for under the equity method. Sales of this venture were not material in 2004. This business is included in the Truck segment.

On January 31, 2003, the electrical division of Delta plc was acquired for approximately $215 of cash. This business has operations in Europe and in the Asia/Pacific region and had sales of $326 in 2002. This business is included in the Electrical segment.

In November 2002, the Boston Weatherhead business of Dana Corporation was purchased for $130 of cash. This business, which had sales of $211 in 2002, manufactures hose, tubing, and fluid connectors for fluid power systems. This business is included in the Fluid Power segment.

Exit & Sale of Businesses

In December 2004, Eaton announced that it would exit its legacy tire and refrigeration valve manufacturing business within the next year. The Company incurred charges of $15 ($10 after-tax, or $.06 per Common Share) principally for the write-down of fixed assets and workforce reductions. This business is in the Automotive segment. In the Statements of Consolidated Income and Business Segment Information, these charges were reported as a separate line item.

In July 2002, the Navy Controls business was sold for $92 resulting in a pretax gain of $18 ($13 after-tax, or $.09 per Common Share). The net gain on the sale of this business was reported as a separate line item in the Statements of Consolidated Income and Business Segment Information.

Restructuring Charges

2004 Charges

In 2004, Eaton incurred restructuring charges related to the integration of: Powerware, the electrical power systems business acquired in June 2004; the electrical division of Delta plc, acquired in January 2003; and the Boston Weatherhead fluid power business, acquired in November 2002. In accordance with generally accepted accounting principles, these charges were recorded as restructuring expense as incurred.

Restructuring charges in the Fluid Power segment consisted of $8 for plant consolidations and other expenses.

Restructuring charges in the Electrical segment consisted of $32 for plant consolidations and other expenses, and $1 of workforce reductions. The charges primarily related to downsizing plants in Chadderton, United Kingdom, Neuss, Germany and Necedah, Wisconsin, along with other integration actions.

2003 Charges

In 2003, Eaton incurred restructuring charges related to the electrical division of Delta plc acquired in January 2003 and the Boston Weatherhead fluid power business acquired in November 2002. In accordance with generally accepted accounting principles, these charges were recorded as restructuring expense as incurred.

Restructuring charges in the Fluid Power segment consisted of $13 for plant consolidations and other expenses, and $1 for workforce reductions of 82 employees. The charges primarily related to the closure of facilities in Norwood and Mooresville, North Carolina.

Restructuring charges in the Electrical segment consisted of $20 for plant consolidations, primarily the Ottery St. Mary, United Kingdom plant, and other expenses, and $2 of workforce reductions for 145 employees.

2002 Charges

In 2002, Eaton incurred restructuring charges to reduce operating costs across its business segments and certain corporate functions. The charges in 2002 were primarily a continuation of restructuring programs initiated in 2001.

Additional restructuring charges related to past acquisitions were incurred in Fluid Power. The charges consisted of $22 of workforce reductions for 841 employees and $4 of asset write-downs, plant consolidation and other expenses. The charges primarily related to the closure of facilities in Glenrothes, Scotland and Livorno, Italy, and for the closure of the Mooresville, North Carolina facility, which was announced in third quarter 2002 and was completed in first quarter 2003.

Restructuring charges in the Electrical segment consisted primarily of $13 of workforce reductions for 449 employees and $3 for asset write-downs, plant consolidation and other expenses.

Restructuring charges in the Truck segment consisted of $6 for workforce reductions of 251 employees and $10 for asset write-downs, plant consolidation and other expenses. The charges primarily related to the closure of the heavy-duty transmission plant in Shelbyville, Tennessee due to depressed conditions in the truck industry during 2002 and 2001 and Eaton's efforts to rationalize manufacturing capacity to better manage the cyclical nature of the truck industry.

Restructuring charges related to corporate staff consisted of $3 of workforce reductions for 133 employees.

Summary of Restructuring Charges

	2004	2003	2002
Fluid Power	$ 8	$ 14	$ 26
Electrical	33	22	16
Automotive			1
Truck			16
	41	36	59
Corporate restructuring charges		1	3
Pretax charges	$ 41	$ 37	$ 62
After-tax charges	$ 27	$ 24	$ 41
Per Common Share	$.17	$.16	$.29

The restructuring charges were included in the Statements of Consolidated Income in Cost of products sold or Selling & administrative expense, as appropriate. In Business Segment Information, the restructuring charges reduced Operating profit of the related business segment or were included in Other corporate expense-net, as appropriate.

A comparison of restructuring charges and utilization of the various components for 2004, 2003 and 2002 follows:

	Workforce reductions		Plant consolidation & other	Total
	Employees	Dollars		
Balance remaining at January 1, 2002	344	$ 21	$ 2	$ 23
2002 charges	1,994	45	17	62
Utilized in 2002	(1,844)	(55)	(14)	(69)
Balance remaining at December 31, 2002	494	11	5	16
2003 charges	227	3	34	37
Utilized in 2003	(700)	(12)	(31)	(43)
Balance remaining at December 31, 2003	21	2	8	10
2004 charges	10	1	40	41
Utilized in 2004	(31)	(3)	(45)	(48)
Balance remaining at December 31, 2004	0	$ 0	$ 3	$ 3

Contribution to Eaton Charitable Fund

In 2004, a charge of $13 was recorded for a contribution to the Eaton Charitable Fund ($8 after-tax, or $.05 per Common Share). In 2002, a similar contribution of $10 was recorded ($6 after-tax, or $.04 per share). In the Statements of Consolidated Income, the charges were included in Other (income) expense-net. In Business Segment Information, the charges were included in Other corporate expense-net.

Other Intangible Assets

A summary of other intangible assets follows:

	2004		2003	
	Historical cost	Accumulated amortization	Historical cost	Accumulated amortization
Intangible assets not subject to amortization (primarily trademarks)	$404	$ 24	$373	$ 24
Intangible assets subject to amortization				
Patents	$198	$ 80	$205	$ 96
Other	194	48	135	52
	$392	$128	$340	$148

Expense related to intangible assets subject to amortization for 2004 was $25. Estimated annual pretax expense for intangible assets subject to amortization for each of the next five years is $28 in 2005, $27 in 2006, $27 in 2007, $26 in 2008, and $25 in 2009.

Debt & Other Financial Instruments

Short-term debt of $13 at December 31, 2004 related to lines of credit of subsidiaries outside the United States, primarily in Brazil, and was largely denominated in foreign currencies. The weighted-average interest rate on short-term debt was 15.7% at December 31, 2004, which includes the effect of $10 of debt in Brazil with an interest rate of 18.2%, and 6.3% at December 31, 2003. These subsidiaries have available short-term lines of credit aggregating $212 from various banks worldwide.

Notes to Consolidated Financial Statements

A summary of long-term debt, including the current portion, follows:

	2004	2003
6.95% notes due 2004		$ 250
1.62% Yen notes due 2006	$ 49	47
8% debentures due 2006 ($25 converted to floating rate by interest rate swap)	86	86
8.90% debentures due 2006 (converted to floating rate by interest rate swap)	100	100
6% Euro 200 million notes due 2007 (converted to floating rate by interest rate swap)	273	252
7.37% notes due 2007 ($20 converted to floating rate by interest rate swap)	21	21
7.14% notes due 2007	3	3
6.75% notes due 2007 (converted to floating rate by interest rate swap)	25	25
7.40% notes due 2009 ($15 converted to floating rate by interest rate swap)	16	16
5.75% notes due 2012 ($225 converted to floating rate by interest rate swap)	300	300
7.58% notes due 2012 ($12 converted to floating rate by interest rate swap)	13	13
5.80% notes due 2013	7	7
7.09% notes due 2018 ($25 converted to floating rate by interest rate swap)	26	26
8-7/8% debentures due 2019	38	38
8.10% debentures due 2022 ($50 converted to floating rate by interest rate swap)	100	100
7-5/8% debentures due 2024 ($55 converted to floating rate by interest rate swap)	66	66
6-1/2% debentures due 2025 (due 2005 at option of debenture holders)	145	145
7-7/8% debentures due 2026	81	81
7.65% debentures due 2029 ($75 converted to floating rate by interest rate swap)	200	200
5.45% debentures due 2034 (converted to floating rate by interest rate swap)	75	
Other	136	132
Total long-term debt	1,760	1,908
Less current portion of long-term debt	(26)	(257)
Long-term debt less current portion	$1,734	$1,651

On January 28, 2005, Eaton issued $75 of 5.45% Senior Debentures which mature in 2034. These Debentures were converted to a floating interest rate of 3.1% by an interest rate swap. This transaction brings the total amount of outstanding 5.45% Senior Debentures due in 2034 to $150 and will form a single series with the $75 of 5.45% Senior Debentures due in 2034 issued on October 21, 2004. The Company used the proceeds for general corporate purposes.

Eaton has long-term credit facilities of $700, of which $400 expire in April 2005 and $300 expire in May 2008.

Aggregate mandatory annual maturities of long-term debt for each of the next five years are $26 in 2005, $241 in 2006, $327 in 2007, $2 in 2008, and $17 in 2009. Interest paid was $96 in 2004, $105 in 2003, and $116 in 2002.

Eaton has entered into interest rate swaps to manage interest rate risk. A summary of these instruments outstanding at December 31, 2004, excluding certain immaterial instruments, follows (currency in millions):

Interest rate swaps (a)	Hedge type	Notional amount	Interest rates (b) Receive	Interest rates (b) Pay	Floating interest rate basis
Fixed to floating	Fair value	$ 25	8.0%	6.53%	6 month LIBOR+4.61%
Fixed to floating	Fair value	$100	8.9%	5.81%	6 month LIBOR+3.89%
Fixed to floating	Fair value	€200	6.0%	2.75%	6 month LIBOR+0.54%
Fixed to floating	Fair value	$ 20	7.37%	6.78%	6 month LIBOR+4.47%
Fixed to floating	Fair value	$ 25	6.75%	3.82%	6 month LIBOR+1.50%
Fixed to floating	Fair value	$ 15	7.40%	4.27%	6 month LIBOR+1.95%
Fixed to floating	Fair value	$225	5.75%	2.48%	6 month LIBOR+0.78%
Fixed to floating	Fair value	$ 12	7.58%	4.08%	6 month LIBOR+1.76%
Fixed to floating	Fair value	$ 25	7.09%	4.72%	6 month LIBOR+2.40%
Fixed to floating	Fair value	$ 50	8.10%	4.36%	6 month LIBOR+2.44%
Fixed to floating	Fair value	$ 55	7.63%	4.36%	6 month LIBOR+2.16%
Fixed to floating	Fair value	$ 75	7.65%	4.72%	6 month LIBOR+2.36%
Fixed to floating	Fair value	$ 75	5.45%	2.47%	6 month LIBOR+0.28%

(a) The maturity of the swaps correspond with the maturity of the hedged item as noted in the long-term debt table.

(b) Interest rates are as of December 31, 2004.

The carrying values of cash, short-term investments and short-term debt in the balance sheet approximate their estimated fair values. The estimated fair values of other financial instruments outstanding follow:

	2004			2003		
	Notional amount	Carrying value	Fair value	Notional amount	Carrying value	Fair value
Long-term debt & current portion of long-term debt (a)		$(1,760)	$(1,975)		$(1,908)	$(2,132)
Foreign currency principal swaps	$ 72	(8)	(8)	$ 13	(4)	(4)
Foreign currency forward exchange contracts	151	(5)	(5)	288	3	3
Interest rate swaps Fixed to floating	975	50	50	1,154	42	42

(a) Includes foreign currency denominated debt.

The estimated fair values of financial instruments were principally based on quoted market prices where such prices are available, and where unavailable, fair values were estimated based on comparable contracts, utilizing information obtained from established, independent providers. The fair value of foreign currency forward exchange contracts, which are primarily related to the Euro, Japanese Yen and Swiss Franc, and foreign currency principal and interest rate swaps which mature during 2005 through 2007 were estimated based on quoted market prices of comparable contracts, adjusted through interpolation where necessary for maturity differences.

Retirement Benefit Plans

Eaton has defined benefit pension plans and other postretirement benefit plans. Components of plan obligations and assets, and Eaton's recorded assets (liabilities), follow:

	Pension benefits		Other postretirement benefits	
	2004	2003	2004	2003
Changes in projected benefit obligation				
Benefit obligation at beginning of year	$(2,304)	$(1,996)	$ (937)	$ (878)
Service cost	(103)	(96)	(17)	(15)
Interest cost	(134)	(129)	(53)	(56)
Actuarial loss	(165)	(119)	(5)	(73)
Benefits paid	188	192	99	97
Plan amendments	(7)	(10)	18	(10)
Foreign currency translation	(55)	(76)		
Business acquisitions	(14)	(66)		(2)
Other	(7)	(4)	(1)	
Benefit obligation at end of year	(2,601)	(2,304)	(896)	(937)
Change in plan assets				
Fair value of plan assets at beginning of year	1,670	1,480		
Actual return on plan assets	194	234		
Employer contributions	134	48	99	97
Benefits paid	(188)	(192)	(99)	(97)
Foreign currency translation	34	47		
Business acquisitions	2	48		
Other	6	5		
Fair value of plan assets at end of year	1,852	1,670	0	0
Benefit obligation in excess of plan assets	(749)	(634)	(896)	(937)
Unrecognized net actuarial loss	1,005	894	247	250
Unrecognized prior service cost	26	21	(5)	13
Other	2	11	8	9
Net amount recognized	$ 284	$ 292	$ (646)	$ (665)

Amounts recognized in the balance sheet consist of:

	Pension benefits		Other postretirement benefits	
	2004	2003	2004	2003
Prepaid asset	$ 29	$ 28		
Accrued liability	(488)	(402)	$ (646)	$ (665)
Intangible asset	26	22		
Accumulated other comprehensive loss	717	644		
Net amount recognized	$ 284	$ 292	$ (646)	$ (665)

Statement of Financial Accounting Standards No. 87 requires recognition of a minimum liability for those pension plans with accumulated benefit obligations in excess of the fair values of plan assets at the end of the year. Accordingly, in the fourth quarters of 2004, 2003 and 2002, Eaton recorded non-cash charges of $73, $27 and $586, respectively, ($48, $17 and $386 after-tax, respectively) related to the additional minimum liability for certain underfunded pension plans, which increased Accumulated other comprehensive loss in Shareholders' equity. Pension funding requirements are not affected by the recording of these charges. These charges did not impact net income and will reverse should the fair value of the pension plans' assets exceed the accumulated benefit obligation.

The total accumulated benefit obligation for all pension plans at December 31, 2004 was $2,329 and at year-end 2003 was $2,052. Pension plans with an accumulated benefit obligation in excess of plan assets at December 31 follow:

	2004	2003
Projected benefit obligation	$2,523	$2,242
Accumulated benefit obligation	2,260	1,996
Fair value of plan assets	1,773	1,600

The measurement date for all pension and other postretirement benefit plans is November 30. Assumptions used to determine pension benefit obligations at year-end follow:

	United States plans		United States & non-United States plans (weighted-average)	
	2004	2003	2004	2003
Discount rate	6.00%	6.25%	5.81%	6.11%
Rate of compensation increase	3.50%	3.50%	3.60%	3.60%

United States pension plans represent 69% and 72% of the benefit obligation in 2004 and 2003, respectively.

The components of pension benefit cost follow:

	2004	2003	2002
Service cost	$ (103)	$ (96)	$ (76)
Interest cost	(134)	(129)	(126)
Expected return on plan assets	179	181	213
Other	(26)	(7)	(8)
	(84)	(51)	3
Curtailment loss	(2)	(1)	(4)
Settlement loss	(31)	(34)	(21)
	$ (117)	$ (86)	$ (22)

Assumptions used to determine net periodic pension cost for the years ended December 31 follow:

	United States plans			United States & non-United States plans (weighted-average)		
	2004	2003	2002	2004	2003	2002
Discount rate	6.25%	6.75%	7.25%	6.11%	6.53%	6.56%
Expected long-term return on plan assets	8.75%	8.75%	10.00%	8.50%	8.71%	9.85%
Rate of compensation increase	3.50%	3.75%	4.00%	3.60%	3.73%	3.74%

The expected long-term rate of return on pension plan assets was determined separately for each country and reflects long-term historical data, with greater weight given to recent years, and takes into account each plan's target asset allocation.

Notes to Consolidated Financial Statements

The weighted-average pension plan asset allocations by asset category at December 31, 2004 and 2003 are as follows:

	2004	2003
Equity securities	80%	81%
Debt securities	19	18
Other	1	1
	100%	100%

Investment policies and strategies are developed on a country specific basis. The United States plan represents 72% of worldwide pension assets and its target allocation is 85% diversified equity, 12% United States Treasury Inflation-Indexed Securities, and 3% cash equivalents. The United Kingdom plan represents 22% of worldwide pension assets and its target allocation is 70% diversified equity securities and 30% United Kingdom Government Bonds.

In 2004, Eaton made voluntary contributions to pension plans of $75 in the United States and $18 in the United Kingdom, as well as other contributions of $41. In 2005, Eaton expects to make voluntary contributions to pension plans of $50 in the United States, which was announced in January 2005, and $14 in the United Kingdom, as well as other contributions of $31.

At December 31, 2004, expected pension benefit payments for each of the next five years and the five years thereafter in aggregate are $158 in 2005, $169 in 2006, $176 in 2007, $183 in 2008, $193 in 2009, and $1,130 in 2010-2014.

The components of other postretirement benefit cost follow:

	2004	2003	2002
Service cost	$(17)	$(15)	$(15)
Interest cost	(53)	(56)	(60)
Other	(9)	(9)	(4)
	(79)	(80)	(79)
Curtailment loss	(1)		
Settlement loss			(2)
	$(80)	$(80)	$(81)

Assumptions used to determine other postretirement benefit obligations and cost follow:

	2004	2003	2002
Assumptions used to determine benefit obligation at year-end			
Discount rate	6.00%	6.25%	6.75%
Health care cost trend rate assumed for next year	10.00%	9.00%	10.00%
Ultimate health care cost trend rate	5.00%	5.00%	5.00%
Year ultimate health care cost trend rate is achieved	2014	2007	2007
Assumptions used to determine cost			
Discount rate	6.25%	6.75%	7.25%
Initial health care cost trend rate	9.00%	10.00%	8.00%
Ultimate health care cost trend rate	5.00%	5.00%	5.00%
Year ultimate health care cost trend rate is achieved	2007	2007	2007

Assumed health care cost trend rates may have a significant effect on the amounts reported for the health care plans. A 1-percentage point change in the assumed health care cost trend rates would have the following effects:

	1% Increase	1% Decrease
Effect on total of service and interest cost	$ 1	$ (1)
Effect on other postretirement benefit obligation	23	(21)

The Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (the Act) was passed on December 8, 2003. The Act provides for prescription drug benefits under Medicare Part D and contains a subsidy to plan sponsors who provide "actuarially equivalent" prescription plans. Eaton recognized the effect of the Act in 2004. The accumulated postretirement benefit obligation decreased by $51, with an offsetting change in unrecognized net actuarial loss. The reduction was attributable to the Federal subsidy and an expected reduction in the number of retirees electing coverage under the Company's other postretirement benefit plans. The Act also reduced net periodic other postretirement benefit costs by $6 in 2004. Eaton has certain plans that are non-contributory and that the Company believes satisfy the "actuarially equivalent" test and will receive the subsidy. The reduction in the accumulated postretirement benefit obligation and ongoing net periodic cost did not require a modification or amendment of the Company's benefit plans. However, if certain plans were amended, the Act could further reduce both the accumulated postretirement benefit obligation and ongoing net periodic cost.

At December 31, 2004, expected other postretirement benefit payments for each of the next five years and the five years thereafter in aggregate are $96 in 2005, $100 in 2006, $102 in 2007, $101 in 2008, $101 in 2009, and $482 in 2010-2014. The expected subsidy receipts related to the Act that are included in the other postretirement benefit payments listed above for each of the next five years and the five years thereafter in aggregate are $0 in 2005, $3 in each of 2006 through 2009, and $13 in 2010-2014.

The Company also has various defined-contribution benefit plans, primarily consisting of the Eaton Savings Plan in the United States. Total contributions related to these plans charged to expense were $44 in 2004, $40 in 2003, and $38 in 2002.

Protection of the Environment

Eaton has established policies to ensure that its operations are conducted in keeping with good corporate citizenship and with a positive commitment to the protection of the natural and workplace environments. For example, each manufacturing facility has a person responsible for environmental, health and safety (EHS) matters. All of the Company's manufacturing facilities are required to be certified to ISO 14001, an international standard for environmental management systems. The Company routinely reviews EHS performance at each of its facilities and continuously strives to improve pollution prevention at its facilities.

As a result of past operations, Eaton is involved in remedial response and voluntary environmental remediation at a number of sites, including certain of its currently-owned or formerly-owned plants. The Company has also been named a potentially responsible party (PRP) under the Federal Superfund law at a number of waste disposal sites.

A number of factors affect the cost of environmental remediation, including the number of parties involved at a particular site, the determination of the extent of contamination, the length of time the remediation may require, the complexity of environmental regulations, and the continuing advancement of remediation technology. Taking these factors into account, Eaton has estimated (without discounting) the costs of remediation, which will be incurred over a period of several years. The Company accrues an amount consistent with the estimates of these costs when it is probable that a liability has been incurred. At December 31, 2004 and 2003, the balance sheet included a liability for these costs of $69 and $65, respectively.

Based upon Eaton's analysis and subject to the difficulty in estimating these future costs, the Company expects that any sum it may be required to pay in connection with environmental matters is not reasonably likely to exceed the liability by an amount that would have a material adverse effect on its financial position, results of operations or cash flows. All of these estimates are forward-looking statements and, given the inherent uncertainties in evaluating environmental exposures, actual results can differ from these estimates.

Contingencies

Eaton is subject to a broad range of claims, administrative proceedings, and legal proceedings, such as lawsuits that relate to contractual allegations, patent infringement, personal injuries (including asbestos claims) and employment-related matters. Although it is not possible to predict with certainty the outcome or cost of these matters, the Company believes that these matters will not have a material adverse effect on its financial position, results of operations or cash flows.

Shareholders' Equity

On January 21, 2004, the Board of Directors of Eaton declared a two-for-one split of the Company's Common Shares effective in the form of a 100% stock dividend. The record date for the stock split was February 9, 2004, and the distribution date was February 23, 2004. Accordingly, all Common Share data and per shares amounts presented have been adjusted to reflect the stock split.

There are 300 million Common Shares authorized ($.50 par value per share), 153.3 million of which were issued and outstanding at year-end 2004. At December 31, 2004, there were 9,641 holders of record of Common Shares. Additionally, 22,016 current and former employees were shareholders through participation in the Eaton Savings Plan (ESP) and Eaton Personal Investment Plan (EPIP).

In January 2004, Eaton initiated a plan to repurchase 4.2 million of its Common Shares to offset the shares issued during 2003 from the exercise of stock options. During first quarter 2004, the shares were repurchased at a total cost of $250.

In June 2003, Eaton sold 7.4 million shares for net proceeds of $296, which were used to pay down commercial paper and for general corporate purposes.

Eaton has plans that permit certain employees and directors to defer a portion of their compensation. The Company has deposited $34 of Common Shares and marketable securities into a trust to fund a portion of these liabilities. The marketable securities are included in Other assets and the Common Shares are included in Shareholders' equity at historical cost.

Stock Options

Stock options have been granted to certain employees and directors, under various plans, to purchase Common Shares at prices equal to fair market value on the date of grant. Historically, the majority of these options vest ratably during the three-year period following the date of grant and expire 10 years from the date of grant.

During 1997 and 1998, Eaton granted special performance-vested stock options with a 10-year vesting term in lieu of more standard employee stock options. These options have a provision for accelerated vesting if and when the Company achieves certain net income and Common Share price targets. If the targets are not achieved, these options become exercisable 10 days before the expiration of their 10-year term. As of December 31, 2004, 2.8 million special performance-vested stock options were outstanding of which 1.0 million were exercisable.

A summary of stock option activity follows (shares in millions):

	2004		2003		2002	
	Average price per option	Options	Average price per option	Options	Average price per option	Options
Outstanding January 1	$33.22	17.2	$31.70	19.2	$29.98	19.8
Granted	59.12	2.4	35.46	2.6	40.42	2.2
Exercised	30.78	(4.6)	27.43	(4.2)	23.34	(2.0)
Canceled	41.34	(.3)	35.28	(.4)	35.28	(.8)
Outstanding December 31	$37.97	14.7	$33.22	17.2	$31.70	19.2
Exercisable December 31	$33.65	8.2	$31.50	10.5	$29.44	12.6
Reserved for future grants December 31		9.0		4.0		6.2

The following table summarizes information about stock options outstanding and exercisable at December 31, 2004 (shares in millions):

Range of exercise prices per option	Options outstanding	Weighted-average remaining contractual life (years)	Weighted-average exercise price per outstanding option	Options exercisable	Weighted-average exercise price per exercisable option
$20.90 - $22.81	.6	.7	$22.16	.6	$22.16
$29.44 - $30.91	5.1	3.4	30.81	3.6	30.77
$31.93 - $39.68	4.9	6.2	36.15	2.8	36.30
$40.58 - $40.60	1.7	7.0	40.60	1.0	40.60
$40.98 - $47.88	.2	6.3	42.99	.2	43.07
$59.07	2.2	9.2	59.07		
	14.7			8.2	

Notes to Consolidated Financial Statements

Eaton has adopted the disclosure-only provisions of Statement of Financial Accounting Standard (SFAS) No. 123, "Accounting for Stock-Based Compensation". If the Company accounted for its stock options under the fair-value-based method of SFAS No. 123, net income and net income per Common Share would have been as follows:

	2004	2003	2002
Net income			
As reported	$ 648	$ 386	$ 281
Stock-based compensation expense, net of income taxes	(13)	(11)	(14)
Assuming fair-value-method	$ 635	$ 375	$ 267
Net income per Common Share assuming dilution			
As reported	$4.13	$2.56	$1.96
Stock-based compensation expense, net of income taxes	(.08)	(.08)	(.10)
Assuming fair-value-method	$4.05	$2.48	$1.86
Net income per Common Share basic			
As reported	$4.24	$2.61	$1.99
Stock-based compensation expense, net of income taxes	(.09)	(.08)	(.10)
Assuming fair-value-method	$4.15	$2.53	$1.89

The fair value of each option grant was estimated using the Black-Scholes option pricing model with the following assumptions:

	2004	2003	2002
Dividend yield	2.5%	2.5%	2.5%
Expected volatility	28%	28%	29%
Risk-free interest rate	3.1% to 3.8%	2.2% to 3.5%	2.6% to 4.3%
Expected option life in years	5	5	4
Weighted-average per share fair value of options granted during the year	$13.29	$7.84	$9.17

Preferred Share Purchase Rights

In 1995, the Board of Directors of Eaton declared a dividend of one Preferred Share Purchase Right for each outstanding Common Share. The Rights become exercisable only if a person or group acquires, or offers to acquire, 20% or more of the Company's Common Shares. The Company is authorized to reduce that threshold for triggering the Rights to not less than 10%. The Rights expire on July 12, 2005, unless redeemed earlier at $.005 per Right.

When the Rights become exercisable, the holder of each Right, other than the acquiring person, is entitled 1) to purchase for $125, one two-hundredth of a Preferred Share, 2) to purchase for $125, that number of Eaton's Common Shares or common stock of the acquiring person having a market value of twice that price, or 3) at the option of the Company, to exchange each Right for one Common Share or one two-hundredth of a Preferred Share.

Accumulated Other Comprehensive Loss

The components of Accumulated other comprehensive loss as reported in the Statement of Consolidated Shareholders' Equity follow:

	Foreign currency translation adjustments	Unrealized gain (loss) on available for sale investments	Deferred gain (loss) on cash flow hedges	Minimum pension liability adjustment	Total
Balance at January 1, 2002	$ (274)	$ 1	$ (5)	$ (21)	$ (299)
2002 activity, net of income taxes	(15)		1	(386)	(400)
Balance at December 31, 2002	(289)	1	(4)	(407)	(699)
2003 activity, net of income taxes	126	1	4	(17)	114
Balance at December 31, 2003	(163)	2	0	(424)	(585)
2004 activity, net of income taxes	99	(2)	(2)	(48)	47
Balance at December 31, 2004	$ (64)	$ 0	$ (2)	$ (472)	$ (538)

A discussion of the minimum pension liability adjustment is included in "Retirement Benefit Plans" above.

Income Taxes

For financial statement reporting purposes, income before income taxes, based on the geographic location of the operation to which such earnings are attributable, is summarized below. Certain foreign operations are branches of Eaton and are, therefore, subject to United States as well as foreign income tax regulations. As a result, pretax income by location and the components of income tax expense by taxing jurisdiction are not directly related. For purposes of this note to the consolidated financial statements, non-United States operations include Puerto Rico.

	Income before income taxes		
	2004	2003	2002
United States	$ 124	$ 78	$ 56
Non-United States	657	430	343
	$ 781	$ 508	$ 399

	Income tax expense		
	2004	2003	2002
Current			
United States			
Federal	$ 131	$ 97	$ 123
State & local	5	17	6
Non-United States	128	70	42
	264	184	171
Deferred			
United States	(131)	(67)	(71)
Non-United States		5	18
	(131)	(62)	(53)
	$ 133	$ 122	$ 118

Reconciliations of income taxes from the United States Federal statutory rate to the effective income tax rate follow:

	2004	2003	2002
Income taxes at the United States statutory rate	35.0%	35.0%	35.0%
United States state & local income taxes	.6	3.2	1.4
Other United States-net	(5.1)	(1.4)	1.4
Non-United States operations (earnings taxed at other than United States tax rate)	(13.5)	(12.8)	(8.3)
	17.0%	24.0%	29.5%

In fourth quarter 2004, Eaton recorded an income tax benefit of $30 resulting from the favorable resolution of multiple international and United States income tax items. This income tax benefit reduced the effective income tax rate for full year 2004 from 20.8% to 17.0%.

Eaton has manufacturing operations in Puerto Rico, which operate under certain United States tax law incentives related to the repatriation of earnings that, at this point, are not expected to be available after 2005. Income tax credits claimed under these incentives were $33 in 2004, $32 in 2003 and $33 in 2002. Management believes the elimination of these repatriation laws will not have an adverse impact on the Company's effective income tax rate.

Significant components of current and long-term deferred income taxes follow:

	2004		2003	
	Current assets	Long-term assets	Current assets	Long-term assets
Accruals & other adjustments				
Employee benefits	$ 57	$427	$ 63	$382
Depreciation & amortization	(5)	(279)	(4)	(412)
Other	161	80	130	59
Other items	3	8	3	(1)
United States Federal income tax credit carryforwards		86		77
United States Federal tax loss carryforwards		7		
United States state & local tax loss carryforwards		52		46
United States foreign tax credit carryforwards				21
Non-United States tax loss carryforwards		80		51
Valuation allowance		(132)		(109)
	$216	$329	$192	$114

At the end of 2004, United States Federal income tax credit carryforwards of $86 are available to reduce future Federal income tax liabilities. These credits include $47 which expire in 2021 through 2024, and $39 of which are not subject to expiration. There are also United States state and local pretax income loss carryforwards with a future tax benefit of $52 available at the end of 2004. These carryforwards are available to reduce future state and local income tax liabilities and their expiration dates are $13 in 2005 through 2015, $18 in 2016 through 2020, and $21 in 2021 through 2025. A full valuation allowance has been recorded for the state and local income tax loss carryforwards.

At December 31, 2004, certain non-United States subsidiaries had pretax income loss carryforwards aggregating $261 that are available to offset future taxable income. Carryforwards of $122 expire at various dates from 2005 through 2014 and the balance have no expiration date. A valuation allowance of $80 has been recorded for the deferred tax effect of these tax loss carryforwards.

No provision has been made for income taxes on undistributed earnings of consolidated non-United States subsidiaries of $1,598 at December 31, 2004, since the earnings retained have been reinvested by the subsidiaries. It is not practicable to estimate the additional income taxes and applicable foreign withholding taxes that would be payable on the remittance of such undistributed earnings.

On October 22, 2004, the American Jobs Creation Act of 2004 (the Act) was signed into law. The Act provides for a special one-time tax deduction of 85% of certain foreign earnings that are repatriated (as defined in the Act) in 2005. Eaton has not fully evaluated the effects of the repatriation provision and, therefore, has not determined if the Act will materially change its foreign earnings reinvestment plan. A full evaluation of the plan is expected to be complete by June 30, 2005.

Worldwide income tax payments were $161 in 2004, $137 in 2003 and $61 in 2002.

Notes to Consolidated Financial Statements

Other Information

Accounts Receivable

Accounts receivable were net of an allowance for doubtful accounts of $32 and $23 at December 31, 2004 and 2003, respectively.

Inventories

The components of inventories follow:

	2004	2003
Raw materials	$ 398	$ 301
Work-in-process	206	173
Finished goods	412	279
Inventories at FIFO	1,016	753
Excess of FIFO over LIFO cost	(50)	(32)
	$ 966	$ 721

Of the $1,016 of inventories at FIFO at year-end 2004, $572 were accounted for using the LIFO method. Of the $753 of inventories at FIFO at year-end 2003, $432 were accounted for using the LIFO method.

Warranty Liabilities

A summary of the current and long-term liabilities for warranties follows:

	2004	2003	2002
Balance at the beginning of the year	$ 125	$ 127	$ 128
Current year provision	108	81	129
Business acquisition	12		
Claims paid/satisfied	(94)	(82)	(119)
Other	1	(1)	(11)
Balance at the end of the year	$ 152	$ 125	$ 127

Lease Commitments

Eaton leases certain real properties and equipment. Minimum rental commitments for 2005 under noncancelable operating leases, which expire at various dates and in most cases contain renewal options, were $97 and decline substantially thereafter.

Rental expense was $113 in 2004, $115 in 2003, and $102 in 2002.

Net Income per Common Share

A summary of the calculation of net income per Common Share assuming dilution and basic follows (shares in millions):

	2004	2003	2002
Net income	$ 648	$ 386	$ 281
Average number of Common Shares outstanding assuming dilution	157.1	150.5	143.4
Less dilutive effect of stock options	4.0	2.6	2.2
Average number of Common Shares outstanding basic	153.1	147.9	141.2
Net income per Common Share assuming dilution	$ 4.13	$ 2.56	$ 1.96
Net income per Common Share basic	$ 4.24	$ 2.61	$ 1.99

In 2002, employee and director stock options to purchase Common Shares of 6.0 million were outstanding but were not included in the computation of net income per Common Share assuming dilution, since they would have had an antidilutive effect on earnings per share.

Business Segment & Geographic Region Information

Eaton is a global diversified industrial manufacturer with 2004 sales of $9.8 billion. The Company is a leader in the design, manufacture, marketing and servicing of fluid power systems for industrial, mobile, and aircraft equipment; electrical systems and components for power quality, distribution and control; automotive engine air management systems, powertrain solutions and specialty controls for performance, fuel economy and safety; and intelligent truck drivetrain systems for safety and fuel economy. The Company had 55,000 employees at the end of 2004 and sells products to customers in more than 125 countries. Major products included in each business segment and other information follows.

Fluid Power

All pressure ranges of hose, fittings, adapters, couplings and other fluid power connectors; hydraulic pumps, motors, valves, cylinders, power steering units, tube connectors, fittings, transaxles and transmissions; electronic and hydraulic controls; electric motors and drives; filtration products and fluid-evaluation products and services; aerospace products and systems–hydraulic and electrohydraulic pumps, motors, electric motor pumps, hydraulic motor driven generators and integrated system packages, hydraulic and electromechanical actuators, flap and slat systems, nose wheel steering systems, cockpit controls, power and load management systems, sensors, fluid debris monitoring products, illuminated displays, integrated displays and panels, relays and valves; clutches and brakes for industrial machines; golf grips and precision molded and extruded plastic products

Electrical

Low and medium voltage power distribution and control products that meet ANSI/NEMA and IEC standards; a wide range of circuit breakers, and a variety of assemblies and components used in managing distribution of electricity to industrial, utility, light commercial, residential and OEM markets; drives, contactors, starters, power factor and harmonic correction; a wide range of sensors used for position sensing; a full range of operator interface hardware and software for interfacing with machines, and other motor control products used in the control and protection of electrical power distribution systems; a full range of AC and DC Uninterruptible Power Systems (UPS); power management software, remote monitoring, turnkey integration services and site support engineering services for electrical power and control systems

Automotive

Engine valves, valve actuation components, engine displacement control components, cylinder heads, superchargers, limited slip and locking differentials, precision gear forgings, engine sensors and controls, mirror actuators, transmission controls, on-board vapor recovery systems, fuel level senders, exhaust gas recirculation valves for heavy-duty engines, flow and pressure controls for direct injection diesel engines, engine oil manifold controls, turbocharger waste gate controls, intake manifold control valves, and air control valves

Truck

Heavy-, medium-, and light-duty mechanical transmissions; heavy- and medium-duty automated transmissions; heavy- and medium-duty clutches; and a variety of other products including gears and shafts, traction control systems, transfer boxes, power take-off units, splitter boxes, gearshift mechanisms, transmissions for off-highway construction equipment, and collision warning systems

Other Information

The principal markets for Fluid Power, Automotive and Truck are original equipment manufacturers and after-market customers of off-highway agricultural and construction vehicles, industrial equipment, passenger cars, heavy-, medium-, and light-duty trucks, and customers involved with aerospace products and systems. These manufacturers are located globally and most sales of these products are made directly to such manufacturers.

The principal markets for Electrical are industrial, construction, commercial, automotive and government customers. These customers are generally concentrated in North America, Europe and Asia/Pacific; however, sales are made globally. Sales are made directly by Eaton and indirectly through distributors and manufacturers' representatives to such customers.

No single customer represented more than 10% of net sales in 2004, 2003 or 2002. Sales from United States and Canadian operations to customers in foreign countries were $504 in 2004, $437 in 2003 and $503 in 2002 (5% of sales in 2004 and 2003 and 7% in 2002).

The accounting policies of the segments are generally the same as the policies described under "Accounting Policies" above, except that inventories and related cost of products sold of the segments are accounted for using the FIFO method and operating profit only reflects the service cost component related to pensions and other postretirement benefits. Intersegment sales and transfers are accounted for at the same prices as if the sales and transfers were made to third parties.

Identifiable assets exclude general corporate assets, which principally consist of cash, short-term investments, deferred income taxes, certain accounts receivable, certain property, plant and equipment, and certain other assets.

Geographic Region Information

	Net sales	Segment operating profit	Long-lived assets
2004			
United States	$6,843	$ 774	$1,215
Canada	261	37	16
Europe	1,990	150	547
Latin America	774	107	244
Asia/Pacific	679	85	125
Eliminations	(730)		
	$9,817	$1,153	$2,147
2003			
United States	$5,758	$ 546	$1,264
Canada	209	28	16
Europe	1,581	94	491
Latin America	516	65	205
Asia/Pacific	504	64	100
Eliminations	(507)		
	$8,061	$ 797	$2,076
2002			
United States	$5,605	$ 483	$1,338
Canada	185	15	13
Europe	1,110	65	351
Latin America	403	45	160
Asia/Pacific	358	43	93
Eliminations	(452)		
	$7,209	$ 651	$1,955

Net sales and segment operating profit are attributed to geographical regions based upon the location of the selling unit. Long-lived assets consist of property, plant and equipment-net.

Segment operating profit was reduced by restructuring charges as follows:

	2004	2003	2002
United States	$ 22	$ 22	$ 49
Europe	18	11	10
Asia/Pacific	1	3	
	$ 41	$ 36	$ 59

Notes to Consolidated Financial Statements

Business Segment Information	2004	2003	2002
Net sales			
Fluid Power	$ 3,098	$ 2,786	$ 2,456
Electrical	3,072	2,313	1,993
Automotive	1,847	1,690	1,594
Truck	1,800	1,272	1,166
	$ 9,817	$ 8,061	$ 7,209
Operating profit			
Fluid Power	$ 338	$ 247	$ 187
Electrical	243	158	149
Automotive	243	224	225
Truck	329	168	90
	1,153	797	651
Corporate			
Amortization of intangible assets	(25)	(21)	(23)
Interest expense–net	(78)	(87)	(104)
Minority interest	(7)	(12)	(14)
Pension & other postretirement benefit expense	(75)	(52)	
Provision to exit a business	(15)		
Gain on a sale of business			18
Other corporate expense–net	(172)	(117)	(129)
Income before income taxes	781	508	399
Income taxes	133	122	118
Net income	$ 648	$ 386	$ 281
Income before income taxes was reduced by restructuring charges as follows:			
Fluid Power	$ 8	$ 14	$ 26
Electrical	33	22	16
Automotive			1
Truck			16
Corporate		1	3
	$ 41	$ 37	$ 62

	2004	2003	2002
Identifiable assets			
Fluid Power	$ 1,527	$ 1,422	$ 1,439
Electrical	1,469	1,072	847
Automotive	974	872	819
Truck	940	690	605
	4,910	4,056	3,710
Goodwill	2,433	2,095	1,910
Other intangible assets	644	541	510
Corporate	1,088	1,531	1,008
Total assets	$ 9,075	$ 8,223	$ 7,138
Expenditures for property, plant & equipment			
Fluid Power	$ 83	$ 60	$ 53
Electrical	55	37	34
Automotive	91	86	75
Truck	90	71	56
	319	254	218
Corporate	11	19	10
	$ 330	$ 273	$ 228
Depreciation of property, plant & equipment			
Fluid Power	$ 91	$ 92	$ 91
Electrical	83	80	70
Automotive	84	77	69
Truck	61	54	54
	319	303	284
Corporate	23	19	22
	$ 342	$ 322	$ 306

Management's Discussion & Analysis of Financial Condition and Results of Operations

Dollars in millions, except for per share data (per share data assume dilution)

Overview of the Company

Eaton, a diversified industrial manufacturer, is a global leader in the design, manufacture, marketing and servicing of fluid power systems for industrial, mobile, and aircraft equipment; electrical systems and components for power quality, distribution and control; automotive engine air management systems, powertrain solutions and specialty controls for performance, fuel economy and safety; and intelligent truck drivetrain systems for safety and fuel economy. The principal markets for the Fluid Power, Automotive and Truck segments are original equipment manufacturers and after-market customers of off-highway agricultural and construction vehicles, industrial equipment, passenger cars, heavy-, medium-, and light-duty trucks, and customers involved with aerospace products and systems. The principal markets for the Electrical segment are industrial, construction, commercial, automotive and government customers. The Company had 55,000 employees at the end of 2004 and sells products to customers in more than 125 countries.

Highlights of Results for 2004

Improved economic conditions in 2004 set the stage for Eaton to post record financial results, with each business segment reporting improved performance during 2004. During the year, Eaton continued to make progress towards key corporate goals of 1) accelerating organic growth by outgrowing end markets, 2) acquiring and integrating new businesses and 3) further strengthening the balance sheet.

	2004	2003	Increase
Net sales	$9,817	$8,061	22%
Operating profit	1,153	797	45%
Operating margin	11.7%	9.9%	
Net income	648	386	68%
Net income per Common Share assuming dilution	$ 4.13	$ 2.56	61%
Return on Shareholders' equity	20.1%	14.4%	

Net sales in 2004 were at a record level for Eaton, surpassing the record set in 2003. Sales growth of 22% in 2004 consisted of 12% from organic growth with 8% from end-market growth and 4% from outgrowing end markets; 7% from acquisitions of businesses; and 3% from foreign exchange rates. In each quarter of 2004 there was positive growth in end markets served by the Company, and, in 2004, Eaton's businesses outgrew their end markets by approximately 50%.

Operating profit in 2004 was a record for Eaton. The growth in operating profit was largely due to sales growth and the benefits of restructuring actions taken in recent years to improve profit performance of the Company. These increases were partially offset by higher prices paid primarily for basic metals in 2004. The impact of higher metals costs, partially offset by increased selling prices to recover these higher costs, was a 1.0 point reduction in operating margin.

Net income and net income per Common Share assuming dilution were also records for Eaton in 2004. These record results were primarily due to the sales growth in 2004 and the benefits of restructuring actions taken in recent years. In addition, lower net interest expense and a reduction in the effective income tax rate helped the Company to post improved net income. These increases in net income in 2004 were partially offset by higher prices paid primarily for basic metals, higher costs for pensions and other postretirement benefits in 2004, a provision of $15 to exit a business, and a $13 contribution to the Eaton Charitable Fund.

On June 9, 2004, Eaton acquired Powerware Corporation, the power systems business of Invensys plc, for $560 of cash, less cash acquired of $27. Powerware, based in Raleigh, North Carolina, is a global leader in Uninterruptible Power Systems (UPS), DC Power products, and power quality services. Powerware had revenues of $775 for the year ended March 31, 2004. Powerware has operations in the United States, Canada, Europe, South America and Asia/Pacific that provide products and services utilized by computer manufacturers, industrial companies, governments, telecommunications firms, medical institutions, data centers and other businesses. Eaton's operating results for 2004 include Powerware from the date of acquisition. This business is included in the Electrical segment.

On September 1, 2004, Eaton acquired Walterscheid Rohrverbindungstechnik GmbH (Walterscheid) from GKN plc for $48 of cash. Walterscheid, a manufacturer of hydraulic tube connectors and fittings primarily for the European market, had 2003 sales of $52 and is located in Lohmar, Germany. Its products are used in mobile and industrial hydraulic markets such as construction and agricultural equipment and machine tools. Eaton's operating results for 2004 include Walterscheid from the date of acquisition. This business is included in the Fluid Power segment.

Also in September 2004, Eaton contributed $28 of cash to purchase a 50% interest in a new medium-duty truck transmission joint venture located in Changchun, China. The partner in this venture is FAW Jiefang Automotive Co., Ltd., which is the commercial vehicle subsidiary of China First Auto Works Group Company (FAW), the largest manufacturer of commercial vehicles in China. Eaton's operating results include this joint venture, which is accounted for under the equity method, beginning in September 2004. This business is included in the Truck segment. The Company also acquired other smaller businesses in 2004 for an aggregate investment cost of $17. The sales of these businesses were immaterial in 2004.

Throughout 2004, Eaton maintained a strong focus on strengthening the balance sheet. Total debt of $1,773 at the end of 2004 was reduced by $180 from $1,953 at year-end 2003, due to a net repayment of debt totaling $206, partially offset by a $22 increase in long-term debt denominated in foreign currencies due to movement of foreign exchange rates in 2004. Shareholders' equity of $3,606 at the end of 2004 was a new record, rising $489 from $3,117 at year-end 2003. The net-debt-to-total-capital ratio was 29.1%, below the Company's target of 35 to 40%. Net working capital of $920 at the end of 2004 was down $47 from $967 at year-end 2003, in spite of the increase in working capital due to acquisitions of Powerware and other businesses. The current ratio was 1.4 at both year-ends. Cash and short-term investments totaled $296 at the end of 2004, down from $865 at year-end 2003, reflecting the use of $627 to finance the acquisitions of Powerware and other businesses, the repurchase of 4.2 million Common Shares at a total cost of $250, a $75 contribution to the Company's United States qualified pension plans, and a net repayment of debt of $206, partially offset by strong cash flow from operations.

Cash generated from operating activities of $838 in 2004 continued to be strong, as a result of sharply higher net income in 2004, but was slightly lower than $874 in 2003, principally due to a $75 contribution to the Company's United States qualified pension plans and $57 of higher capital expenditures in 2004. Operating cash flow less capital expenditures (free cash flow) was $508 in 2004, down from $601 in 2003, reflecting the $75 contribution to the United States qualified pension plans.

In light of the strong results for 2004 and continuing momentum in most of its markets, on January 24, 2005 Eaton announced that it was taking the following actions:

- Increasing the quarterly dividend on its Common Shares by 15%, from $.27 per share to $.31 per share, effective for the February 2005 dividend
- Initiating a plan to repurchase $250 of shares to help offset dilution from the shares issued during 2004 from the exercise of stock options
- Contributing $50 to its qualified pension plans in the United States during 2005

Two-For-One Stock Split

On January 21, 2004, the Board of Directors of Eaton declared a two-for-one split of the Company's Common Shares effective in the form of a 100% stock dividend. The record date for the stock split was February 9, 2004, and the distribution date was February 23, 2004. Accordingly, all Common Share data and per share amounts presented have been adjusted to reflect the stock split.

Results of Operations–2004 Compared to 2003

	2004	2003	Increase
Net sales	$9,817	$8,061	22%
Operating profit	1,153	797	45%
Operating margin	11.7%	9.9%	
Net income	648	386	68%
Net income per Common Share assuming dilution	$ 4.13	$ 2.56	61%

Sales for 2004 were up sharply compared to 2003 and were a record for Eaton. Sales growth of 22% in 2004 consisted of 12% from organic growth, 7% from recently acquired businesses, and 3% from foreign exchange rates. Organic growth of 12% was comprised of 8% growth in Eaton's end markets and 4% from outgrowing end markets.

Operating profit in 2004 was also a record for Eaton. The growth in operating profit was due to sales growth and the benefits of restructuring actions taken in recent years. These increases were partially offset by higher prices paid primarily for basic metals in 2004. Operating margins were reduced by .4% in both 2004 and 2003 due to restructuring charges. Operating margins in 2004 increased compared to 2003 despite higher prices paid primarily for basic metals and the addition of the Powerware business, whose margins are currently lower than the rest of the Electrical segment. The operating results of each business segment are further discussed below, under "Results by Business Segment".

Results by Geographic Region

	Net sales			Operating profit			Operating margin	
	2004	2003	Increase	2004	2003	Increase	2004	2003
United States	$6,843	$ 5,758	19%	$ 774	$546	42%	11.3%	9.5%
Canada	261	209	25%	37	28	32%	14.2%	13.4%
Europe	1,990	1,581	26%	150	94	60%	7.5%	6.0%
Latin America	774	516	50%	107	65	65%	13.8%	12.6%
Asia/Pacific	679	504	35%	85	64	33%	12.5%	12.7%
Eliminations	(730)	(507)						
	$9,817	$ 8,061	22%	$1,153*	$ 797*	45%	11.7%	9.9%

*A reconciliation of operating profit to net income is included in "Business Segment Information" in the Notes to the Consolidated Financial Statements.

Growth in sales in the United States was due to higher sales in Electrical, largely the result of the acquisition of Powerware in June 2004; sharply higher sales in Truck due to rapid growth in many of Truck's markets; and, to a lesser extent, increased sales in Fluid Power and Automotive. The increase in operating profit in the United States was primarily the result of strong sales in Truck, the acquisition of Powerware, the benefits of restructuring actions taken in recent years, and integration of recently acquired businesses. In Canada, growth in sales and operating profit were due to the acquisition of Powerware and improved results in other Electrical businesses. Sales growth in Europe was due to higher sales in Electrical, largely the result of the acquisition of Powerware; growth in Fluid Power, Automotive and Truck; and from foreign exchange rates. Higher operating profit in Europe was the result of increased sales and the benefits of restructuring actions taken in recent years that were reflected in improved returns in each of the Company's four business segments. Growth in sales and operating profit in Latin America were due to sharply higher sales in Truck, the acquisition of Powerware adding sales in Electrical, and to a lesser extent sales growth in Fluid Power and Automotive. The growth in sales in Asia/Pacific was due to the acquisition of Powerware and the strong performance of Fluid Power and Truck. The increase in operating profit in Asia/Pacific primarily related to the acquisition of Powerware and improved results of Fluid Power.

In 2004, Eaton incurred restructuring charges related primarily to the integration of: Powerware, the electrical power systems business acquired in June 2004; the electrical division of Delta plc, acquired in January 2003; and the Boston Weatherhead fluid power business, acquired in November 2002. In 2003, restructuring charges related primarily to the integration of the electrical division of Delta plc and the Boston Weatherhead fluid power business. A summary of these charges follows:

	2004	2003
Fluid Power	$ 8	$ 14
Electrical	33	22
	41	36
Corporate		1
Pretax charges	$ 41	$ 37
After-tax charges	$ 27	$ 24
Per Common Share	$ .17	$ .16

Restructuring charges in 2004 included $22 for the United States, $18 for Europe and $1 for Asia/Pacific. Restructuring charges in 2003 included $23 for the United States, $11 for Europe and $3 for Asia/Pacific. The restructuring charges were included in the Statements of Consolidated Income in Cost of products sold or Selling & administrative expense, as appropriate. In Business Segment Information the charges reduced Operating profit of the related business segment or were included in Other corporate expense-net, as appropriate.

Pretax income for 2004 was reduced by $31 ($20 after-tax, or $.13 per Common Share) compared to 2003 due to increased pension and other postretirement benefit expense in 2004. This resulted from the decline over the last several years in the market value of equity investments held by Eaton's pension plans, coupled with the effect of the lowering of discount rates associated with pension and other postretirement benefit liabilities at year-end 2003. These increased costs were partially offset by the effect of the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, as further explained in "Retirement Benefit Plans" in the Notes to the Consolidated Financial Statements.

In December 2004, Eaton announced that it would exit its legacy tire and refrigeration valve manufacturing business within the next year. The Company incurred charges of $15 ($10 after-tax, or $.06 per Common Share) principally for the write-down of fixed assets and workforce reductions. This business is in the Automotive segment. In the Statements of Consolidated Income and Business Segment Information, these charges were reported as a separate line item.

In 2004, a charge of $13 was recorded for a contribution to the Eaton Charitable Fund ($8 after-tax, or $.05 per Common Share). In the Statements of Consolidated Income, the charge was included in Other (income) expense-net. In Business Segment Information, the charge was included in Other corporate expense-net.

The effective income tax rate for 2004 was 17.0% compared to 24.0% in 2003. The lower rate in 2004 was primarily due to an income tax benefit of $30 resulting from the favorable resolution of multiple international and U.S. income tax items in fourth quarter 2004, higher earnings in international tax jurisdictions with lower income tax rates, increased use of foreign tax credit carryforwards, and implementation of international tax planning initiatives. The change in the effective income tax rate in 2004 compared to 2003 is further explained in "Income Taxes" in the Notes to the Consolidated Financial Statements.

Management's Discussion & Analysis of Financial Condition and Results of Operations

Results by Business Segment

Fluid Power

	2004	2003	Increase
Net sales	$3,098	$2,786	11%
Operating profit	338	247	37%
Operating margin	10.9%	8.9%	

Sales of the Fluid Power segment were at record levels in 2004. The majority of sales growth in 2004 resulted from the strong performance of mobile and industrial hydraulics markets. The commercial aerospace market also began to recover in 2004, growing in the fourth quarter at its fastest rate in over two years. The 11% increase in sales includes 3% due to foreign exchange rates and reflects the growth in Fluid Power's markets of 8% over 2003, with global hydraulics markets up an estimated 13%, commercial aerospace markets up 3%, defense aerospace markets up 7%, and European automotive production up 1%. Operating results for 2004 included Walterscheid from the date of acquisition, as discussed in "Highlights of Results for 2004" above, with less than 1% of the increase in sales attributed to this acquisition in 2004.

Operating profit in 2004 was also a record. Higher operating profit in 2004 was largely due to sales growth, the benefits of restructuring actions to integrate acquired businesses, and continued productivity improvements, partially offset by higher prices paid primarily for basic metals. Restructuring charges in 2004 were $8 compared to $14 in 2003, reducing operating margins by .3% in 2004 and .5% in 2003. The restructuring charges in 2004 and 2003 related primarily to the integration of the Boston Weatherhead business acquired in late 2002.

In January 2004, Eaton acquired Ultronics Limited with its advanced electro-hydraulic valve system technology that is utilized in mobile applications in construction, forestry, agriculture and other markets. In early 2004, Eaton invested in Eaton Senstar Automotive Fluid Connector (Shanghai) Co., Ltd. This business, 55%-owned by Eaton, was formed with Changzhou Senstar Automobile Air Conditioner Co. Ltd. to produce automotive air conditioning hose and tube assemblies and power steering hose and tube assemblies in Shanghai for Volkswagen's China operations. The purchase prices and annual sales of these businesses were immaterial in 2004.

In November 2004, Eaton announced that it signed an agreement to purchase the businesses of Winner Group Holdings Ltd., a China-based company which is the largest manufacturer of hydraulic hose fittings and adapters in China. This business had sales in 2003 of $28. The purchase is expected to be completed in late first quarter 2005.

In November 2004, Eaton announced that its aerospace business began work with Lockheed Martin to increase the Company's role on the F-35 Joint Strike Fighter by expanding its scope of work on the wing fluid delivery system. The expanded wing fluid delivery work and increased technical assistance will increase Eaton's potential revenue on the F-35 by $1 billion, based on production of 2,600 aircraft over the life of the program, which is expected to continue through 2027. The $1 billion increase brings the expected Joint Strike Fighter related revenue over the life of the program to almost $3 billion, including the hydraulic power generation system, general actuation and the expanded wing fluid delivery system work.

Electrical

	2004	2003	Increase
Net sales	$3,072	$2,313	33%
Operating profit	243	158	54%
Operating margin	7.9%	6.8%	

Sales of the Electrical segment in 2004 reached record levels. Of the 33% sales growth, 24% was from acquisitions, including Powerware acquired in June 2004, as discussed in "Highlights of Results for 2004" above, and Electrum Group acquired in March 2004, as discussed below. Sales for the full year of 2004 from the electrical division of Delta plc acquired in January 2003, and the business formed with Caterpillar in August 2003, also contributed to this growth from acquisitions. Eaton's operating results for 2004 include the results of acquired businesses from the dates of acquisition. End markets for the electrical business grew about 4% during 2004 with sales above end-market growth contributing an additional 3% to growth. Sales in 2004 improved by 2% due to foreign exchange rates.

Increased operating profit in 2004 was largely due to growth in sales, the benefits of restructuring actions to integrate acquired businesses, and continued productivity improvements, partially offset by higher prices paid primarily for basic metals. These improvements were partially offset by increased restructuring charges in 2004. Restructuring charges in 2004 were $33 compared to $22 in 2003, reducing operating margins by 1.1% in 2004 and 1.0% in 2003. Restructuring charges in 2004 related primarily to the integration of Powerware and the electrical division of Delta plc acquired in January 2003. Restructuring charges in 2003 related largely to the integration of the electrical division of Delta plc.

In March 2004, Eaton acquired the Electrum Group Ltd. which provides power management services and web-based software for telecommunications, data center and government applications. The net sales and purchase price of this company were immaterial.

During second quarter 2004, the Electrical business was awarded a contract from the U.S. Postal Service to test and maintain electrical switchgear, which is anticipated to generate between $12 and $15 of revenue annually over the next four years, and a contract worth $10 to supply distribution and control equipment for a new power plant being constructed by Hitachi.

Automotive

	2004	2003	Increase
Net sales	$1,847	$1,690	9%
Operating profit	243	224	8%
Operating margin	13.2%	13.3%	

Sales in the Automotive segment reached a new record in 2004, above the record set in 2003, by growing 9%. The growth in Automotive's sales considerably exceeded its end markets throughout the year. Automotive production for 2004 in NAFTA was lower by 1% and in Europe increased 1% compared to 2003. Growth above 2003 was attributable to new program launches and new contract wins. Sales in 2004 also improved by 3% due to foreign exchange rates.

Increased operating profit in 2004 was the result of increased sales and productivity improvements, partially offset by higher prices paid primarily for basic metals.

In first quarter 2004, Eaton won contracts to supply locking differentials to Hyundai and Kia for several new vehicle programs. Revenues from these contracts are expected to total approximately $150 over the next six years.

Truck

	2004	2003	Increase
Net sales	$1,800	$1,272	42%
Operating profit	329	168	96%
Operating margin	18.3%	13.2%	

The Truck segment posted record sales in 2004, with revenues up 42% compared to 2003. This was attributable to end-market growth, primarily NAFTA heavy-duty truck production of 263,000 units, an increase of 48% compared to 2003. NAFTA medium-duty truck production increased 24% in 2004 compared to 2003, European truck production increased 7%, and Brazilian vehicle production increased 20%.

Operating profit and operating margin in 2004 were also records. Increased operating profit in 2004 reflected increased sales throughout all geographic regions, as well as productivity improvements, partially offset by higher prices paid primarily for basic metals.

Eaton made significant progress during 2004 on both of its recently announced new truck businesses in China. The joint venture with FAW Jiefang Automotive Co., Ltd. formally started production in September 2004 with Eaton contributing $28 of cash to purchase a 50% interest in the venture, as described in "Highlights of Results for 2004" above. Operating results of this venture were immaterial in 2004.

In addition, the Company started production in the Eaton Fast Gear (EFG) heavy-duty truck transmission business in fourth quarter 2004. The formation of EFG was announced in third quarter 2003. Eaton's partners in EFG are Shaanxi Fast Gear Co., Ltd. and Xiang Torch Investment Co., Ltd. This business will produce transmissions for the growing Chinese market. Eaton has 55% ownership of the business. The purchase price and annual sales of this company were immaterial in 2004.

On March 1, 2005, Eaton acquired Pigozzi S. A. Engrenagens e Transmissões, an agricultural powertrain business located in Caxias do Sul, Brazil. Pigozzi produces agricultural powertrain products, including transmissions, rotors and other drivetrain components, for tractors and harvesters. The business had 2004 sales of approximately $42. The purchase price for the business was $29.

Corporate

Net interest expense of $78 in 2004 fell by $9 from $87 in 2003. The decrease largely related to the $180 net reduction in total debt from the end of 2003 to the end of 2004, offset by a slight increase in floating interest rates in 2004.

Pension and other postretirement benefit expense included in corporate increased to $75 in 2004 from $52 in 2003. The increase primarily resulted from the decline over the last several years in the market value of equity investments held by Eaton's pension plans, coupled with the effect of the lower discount rates used in determining pension and other postretirement benefit liabilities at year-end 2003. These increased costs were partially offset by the effect of the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, as further explained in "Retirement Benefit Plans" in the Notes to the Consolidated Financial Statements.

In December 2004, Eaton announced that it would exit its legacy tire and refrigeration valve manufacturing business within the next year. The Company incurred charges of $15 principally for the write-down of fixed assets and workforce reductions.

Other corporate expense-net in 2004 was $172 compared to $117 for 2003. The increase was largely attributable to a charge of $13 for contributions to the Eaton Charitable Fund, foreign exchange expense, and higher corporate administrative costs, as well as favorable legal settlements in 2003.

Changes in Financial Condition During 2004

Throughout 2004, Eaton maintained a focus on strengthening the balance sheet. Net working capital of $920 at the end of 2004 was down $47 from $967 at year-end 2003, in spite of the increase in working capital due to the acquisitions of Powerware and other businesses. The current ratio was 1.4 at both year-ends. The decrease in net working capital was largely due to the reduction in cash and short-term investments from $865 at the end of 2003 to $296 at the end of 2004. The reduction of cash and short-term investments reflected the use of $627 to finance the acquisitions of Powerware and other businesses, the repurchase of 4.2 million Common Shares at a total cost of $250, a $75 contribution to the Company's United States qualified pension plans, and a net repayment of debt of $206. These uses of cash and short-term investments were offset by increased working capital due to business acquisitions, higher accounts receivable resulting from increased sales in 2004, and strong cash flow from operating activities in 2004. Inventory days on hand at the end of 2004 increased to 46 days compared to 43 days at year-end 2003, since the Company purchased additional inventory to guard against basic metals shortages and, for Truck operations, in anticipation of continued strong market demand in early 2005. Accounts receivable days outstanding increased to 55 days at the end of 2004 compared to 51 days at year-end 2003, due in part to the acquisition of Powerware and significantly higher sales in fourth quarter 2004.

As a result of higher net income in 2004, cash generated from operating activities of $838 continued to be strong, but was slightly lower than $874 in 2003, principally due to a $75 contribution to the Company's United States qualified pension plans. Operating cash flow less capital expenditures (free cash flow) was $508 in 2004, down from $601 in 2003, reflecting the $75 contribution to the United States qualified pension plans and $57 of higher capital expenditures in 2004. Expenditures for property, plant and equipment were $330 in 2004 compared to $273 in 2003. Capital expenditures for 2005 are forecasted to be between $375 and $425.

Total debt of $1,773 at the end of 2004 was reduced by $180 from $1,953 at year-end 2003, due to a net repayment of debt totaling $206, partially offset by a $22 increase in long-term debt denominated in foreign currencies due to movement of foreign exchange rates in 2004. Shareholders' equity of $3,606 at the end of 2004 was a new record, rising $489 from $3,117 at year-end 2003. The net-debt-to-total-capital ratio was 29.1%, below the Company's target of 35 to 40%. In March 2004, Eaton entered into a new $50 long-term revolving credit facility which will expire in May 2008. Eaton has long-term revolving credit facilities of $700, of which $400 expire in April 2005 and $300 expire in May 2008.

On January 28, 2005, Eaton issued $75 of 5.45% Senior Debentures, which mature in 2034. This transaction brings the total amount of outstanding 5.45% Senior Debentures due in 2034 to $150 and will form a single series with the $75 of 5.45% Senior Debentures due in 2034 issued on October 21, 2004. The Company used the proceeds for general corporate purposes.

Outlook for 2005

As Eaton surveyed its end markets in January 2005, it anticipated growth of approximately 5% for full year 2005. The Company expects to outgrow its end markets by about 50%, as it did in 2004, and also to record additional growth from the full-year impact of the Powerware and Walterscheid acquisitions, the ramp up of the Eaton Fast Gear heavy-duty truck transmission business in China, and the acquisitions of Pigozzi S. A. and Winner Hydraulics, which is expected to close late in the first quarter. As a result, Eaton anticipates overall growth in sales in the range of 12 to 14% in 2005. The Company's guidance for net income per Common Share for the full year of 2005 is $4.90 to $5.10, after restructuring charges of $.20 per share. For the first quarter of 2005, Eaton anticipates net income per share to be $1.10 to $1.20, after restructuring charges of $.05 per share.

In Fluid Power, Eaton anticipates that growth in the mobile equipment markets will continue in 2005, although at more modest levels than in 2004, while growth in the industrial markets will accelerate. The commercial aerospace market grew in the fourth quarter of 2004 at its fastest rate in over two years and the Company believes growth in commercial aerospace is likely to improve further in 2005. Electrical's end markets grew 4% in 2004, and Eaton expects

Management's Discussion & Analysis of Financial Condition and Results of Operations

these markets to grow at about the same rate in 2005. In Automotive, the Company anticipates slightly weaker markets for both NAFTA and European automotive production in 2005 than in 2004. For Truck, the Company believes demand will remain strong throughout 2005. For all of 2005, Eaton believes that the NAFTA heavy-duty truck market is likely to total 310,000 units.

Forward-Looking Statements

This Annual Report to Shareholders contains forward-looking statements concerning Eaton's first quarter 2005 and full year 2005 net income per share, worldwide markets, growth in relation to end markets, the anticipated closing of a new acquisition, growth from acquisitions of businesses and joint ventures, results of newly awarded contracts, and the repurchase of Common Shares. These statements should be used with caution and are subject to various risks and uncertainties, many of which are outside the Company's control. The following factors could cause actual results to differ materially from those in the forward-looking statements: unanticipated changes in the markets for the Company's business segments; unanticipated downturns in business relationships with customers or their purchases from the Company; competitive pressures on sales and pricing; increases in the cost of material and other production costs, or unexpected costs that cannot be recouped in product pricing; the introduction of competing technologies; unexpected technical or marketing difficulties; unexpected claims, charges, litigation or dispute resolutions; acquisitions and divestitures; failure to close, or delay in the closing of, acquisitions; unanticipated difficulties integrating acquisitions; new laws and governmental regulations; interest rate changes; stock market fluctuations; and unanticipated deterioration of economic and financial conditions in the United States and around the world. Eaton does not assume any obligation to update these forward-looking statements.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires Eaton's management to make estimates and use assumptions in certain circumstances that affect amounts reported in the accompanying consolidated financial statements. In preparing these financial statements, management has made their best estimates and judgments of certain amounts included in the financial statements, giving due consideration to materiality. For any estimate or assumption there may be other reasonable estimates or assumptions that could have been used. However, the Company believes that given the current facts and circumstances, it is unlikely that applying such other estimates and assumptions would have caused materially different amounts to have been reported. Application of these accounting policies involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from estimates used.

Revenue Recognition

Substantially all revenues are recognized when products are shipped to unaffiliated customers and title has transferred. Other revenues for service contracts are recognized as the service is provided.

Impairment of Long-Lived Assets

Statement of Financial Accounting Standards (SFAS) No. 142 "Goodwill and Other Intangible Assets" provides that goodwill and indefinite life intangible assets must be reviewed for impairment, in accordance with the specified methodology. Further, goodwill, intangible and other long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. Goodwill and other intangible assets totaled $3.1 billion at the end of 2004 and represented 34% of total assets. These assets resulted primarily from the $1.1 billion acquisition of the electrical distribution and controls business unit of Westinghouse in 1994, and the $1.6 billion acquisition of Aeroquip-Vickers in 1999. Eaton completed the annual impairment tests for goodwill and indefinite life intangible assets as required by SFAS No. 142. These tests confirmed that the fair value of the Company's reporting units and indefinite life intangible assets exceed their respective carrying values and that no impairment loss was required to be recognized. These businesses have a long history of operating success and profitability and hold leading market positions in the majority of their product lines. Their products are not subject to rapid technological or functional obsolescence. This, coupled with continuous strong product demand support the book values of the goodwill and intangible assets related to these businesses.

Deferred Income Tax Assets & Liabilities

Deferred income tax assets and liabilities have been recorded for the differences between the financial accounting and income tax basis of assets and liabilities, and for certain United States income tax credit carryforwards. Recorded deferred income tax assets and liabilities are described in detail in "Income Taxes" in the Notes to the Consolidated Financial Statements. Significant factors considered by management in the determination of the probability of the realization of deferred tax assets include historical operating results, expectations of future earnings and taxable income, and the extended period of time over which other postretirement health care liabilities will be paid. Management believes there is a low probability of the realization of deferred tax assets related to tax loss carryforwards at certain international operations and United States state and local income tax loss carryforwards. Therefore, a valuation allowance of $132 has been recognized for the full value of these deferred tax assets.

On October 22, 2004, the American Jobs Creation Act of 2004 (the Act) was signed into law. The Act provides for a special one-time tax deduction of 85% of certain foreign earnings that are repatriated (as defined in the Act) in 2005. Eaton has not fully evaluated the effects of the repatriation provision and therefore has not determined if the Act will materially change its foreign earnings reinvestment plan. A full evaluation of the plan is expected to be complete by June 30, 2005.

Pension & Other Postretirement Benefit Plans

The measurement of liabilities related to pension plans and other postretirement benefit plans is based on management's assumptions related to future events including interest rates, return on pension plan assets, rate of compensation increases, and health care cost trend rates. Actual pension plan asset performance will either reduce or increase unamortized pension losses, which ultimately affects net income.

At the end of 2002, certain key assumptions used to calculate pension and other postretirement benefit expense were adjusted, including the lowering of the assumed return on pension plan assets from 9.85% to 8.71% and the discount rate from 6.56% to 6.53%. At the end of 2003, the assumed return on pension plan assets was lowered to 8.50% and the discount rate was lowered to 6.11%. The changes in these assumptions, coupled with the effect of the decline over the last several years in the market value of equity investments held by Eaton's pension plans, resulted in increased pretax expense of $63 in 2003 compared to 2002 and increased pretax expense of $31 in 2004 compared to 2003. At the end of 2004, the assumed return on pension plan assets was lowered to 8.41% and the discount rate was lowered to 5.81%. These changes are expected to result in increased pension and other postretirement benefit expense of approximately $60 in 2005 over 2004.

Certain key assumptions related to the measurement of pension and other postretirement benefits were adjusted in 2004 to reflect current economic conditions. Changes in key assumptions reflected the continued reduction in the interest rates and an increase in the medical trend assumption in accordance with Eaton's estimates of future medical costs. A 1-percentage point change in the assumed rate of return on pension plan assets is estimated to have approximately a $20 effect on pension expense. Likewise, a 1-percentage point change in the discount rate is estimated to have approximately a $36 effect on pension expense. Information related to changes in key assumptions used to recognize expense for other postretirement benefit plans is found in "Retirement Benefit Plans" in the Notes to the Consolidated Financial Statements.

Protection of the Environment

Eaton's operations involve the use and disposal of certain substances regulated under environmental protection laws. On an ongoing, regular basis, certain processes continue to be modified in order to reduce the impact on the environment, including the reduction or elimination of certain chemicals used in, and wastes generated from, operations. Liabilities related to environmental matters are further discussed in "Protection of the Environment" in the Notes to the Consolidated Financial Statements.

Contingencies

Eaton is subject to a broad range of claims, administrative proceedings, and legal proceedings, such as lawsuits that relate to contractual allegations, patent infringement, personal injuries (including asbestos claims) and employment-related matters. Although it is not possible to predict with certainty the outcome or cost of these matters, the Company believes that these matters will not have a material adverse effect on its financial position, results of operations or cash flows.

Stock Options Granted to Employees & Directors

In December 2004, Statement of Financial Accounting Standards (SFAS) No. 123(R), "Share-Based Payment" was issued by the Financial Accounting Standards Board. The Statement eliminates the alternative to use the intrinsic-value-method of accounting that was provided in SFAS No. 123 as originally issued. The amended Statement requires entities to recognize the cost of employee and director services received in exchange for stock options based on the grant date fair value of those awards, with limited exceptions. That cost will be recognized over the period during which an employee or director is required to provide service in exchange for the award. Eaton will begin recognizing expenses related to stock options in third quarter 2005. As described in "Shareholders' Equity" in the Notes to the Consolidated Financial Statements, if the Company had accounted for stock options under the fair-value-based method of expense recognition in SFAS No. 123, net income per Common Share assuming dilution would have been reduced by $.08 in 2004, $.08 in 2003 and $.10 in 2002. The Company estimates that the adoption of SFAS No. 123(R) will reduce net income per Common Share assuming dilution in the second half of 2005 by $.06.

Off-Balance Sheet Arrangements

Eaton does not have off-balance sheet arrangements or financings with unconsolidated entities or other persons. In the ordinary course of business, the Company leases certain real properties and equipment, as described in "Lease Commitments" in the Notes to the Consolidated Financial Statements. Transactions with related parties are in the ordinary course of business, are conducted on an arm's-length basis, and are not material to Eaton's financial position, results of operations or cash flows.

Market Risk Disclosure & Contractual Obligations

To manage exposure to fluctuations in foreign currencies, interest rates and commodity prices, Eaton uses straightforward, non-leveraged, financial instruments for which quoted market prices are readily available from a number of independent services.

The Company is exposed to various changes in financial market conditions, including fluctuations in interest rates, foreign currency exchange rates, and commodity prices. Eaton manages exposure to such risks through normal operating and financing activities.

Interest rate risk can be measured by calculating the near-term earnings impact that would result from adverse changes in interest rates. This exposure results from short-term debt, long-term debt that has been swapped to floating rates, and money market investments that have not been swapped to fixed rates. A 100 basis point increase in short-term interest rates would increase the Company's net, pretax interest expense by approximately $3.

Eaton also measures interest rate risk by estimating the net amount by which the fair value of the Company's financial liabilities would change as a result of movements in interest rates. Based on a hypothetical, immediate 100 basis point decrease in interest rates at December 31, 2004, the market value of the Company's debt and interest rate swap portfolio, in aggregate, would increase by $175.

Foreign currency risk is the risk that Eaton will incur economic losses due to adverse changes in foreign currency exchange rates. The Company mitigates foreign currency risk by funding some investments in foreign markets through local currency financings. Such non-U.S. Dollar debt was $333 at December 31, 2004. To augment Eaton's non-U.S. Dollar debt portfolio, the Company also enters into forward foreign exchange contracts and foreign currency swaps from time to time to mitigate the risk of economic loss in its foreign investments due to adverse changes in exchange rates. At December 31, 2004, the aggregate balance of such contracts was $120. Eaton also monitors exposure to transactions denominated in currencies other than the functional currency of each country in which the Company operates, and periodically enters into forward contracts to mitigate that exposure. In the aggregate, Eaton's portfolio of forward contracts related to such transactions was not material to its financial position, results of operations or cash flows during 2004.

Other than the above noted debt and financial derivative arrangements, there were no material derivative instrument transactions in place or undertaken during 2004.

A summary of contractual obligations as of December 31, 2004 follows:

	Payments due by period				
	2005	2006 to 2007	2008 to 2009	After 2009	Total
Long-term debt	$ 26	$ 568	$ 19	$1,147	$1,760
Operating leases	97	122	53	33	305
Purchase obligations	298	53	33	15	399
Other long-term liabilities	105	23	23	32	183
	$ 526	$ 766	$ 128	$1,227	$2,647

Long-term debt includes obligations under capital leases that are not material. Purchase obligations are entered into with various vendors in the normal course of business. These amounts include commitments for purchases of raw materials, outstanding non-cancelable purchase orders, releases under blanket purchase orders and commitments under ongoing service arrangements. Other long-term liabilities include $95 of contributions to pension plans in 2005 and $88 of deferred compensation earned under various plans for which the participants have elected to receive disbursement at a later date. The table above does not include future expected pension benefit payments or expected other postretirement benefit payments for each of the next five years and the five years thereafter. Information related to the amounts of these future payments is found in "Retirement Benefit Plans" in the Notes to the Consolidated Financial Statements.

Results of Operations–2003 Compared to 2002

	2003	2002	Increase
Net sales	$8,061	$7,209	12%
Operating profit	797	651	22%
Operating margin	9.9%	9.0%	
Net income	386	281	37%
Net income per Common Share assuming dilution	$ 2.56	$ 1.96	31%

Management's Discussion & Analysis of Financial Condition and Results of Operations

Sales for 2003 rose to $8,061, 12% over 2002. Sales growth of 12% in 2003 consisted of 6% from recent business acquisitions, net of the effect of the sale of Navy Controls in July 2002, 3% from higher foreign exchange rates, and 3% from organic growth. Eaton outperformed its end markets, as the Company estimated that its overall end markets declined 2% in 2003 compared to 2002. Growth reflected increased sales resulting from acquisitions of businesses, which added approximately $500 of sales in 2003.

Increased operating profit in 2003 was primarily due to higher sales, the benefits of restructuring actions taken in recent years and lower restructuring charges in 2003. Operating margins were reduced due to restructuring charges by .4% in 2003 and .8% in 2002. The operating results of each business segment are further discussed below, under "Results by Business Segment".

The increase in net income was primarily due to higher sales in 2003 and the benefits of restructuring actions taken in 2003 and prior years.

Results by Geographic Region

	Net sales			Operating profit			Operating margin	
	2003	2002	Increase	2003	2002	Increase	2003	2002
United States	$5,758	$5,605	3%	$ 546	$ 483	13%	9.5%	8.6%
Canada	209	185	13%	28	15	87%	13.4%	8.1%
Europe	1,581	1,110	42%	94	65	45%	6.0%	5.9%
Latin America	516	403	28%	65	45	44%	12.6%	11.2%
Asia/Pacific	504	358	41%	64	43	49%	12.7%	12.0%
Eliminations	(507)	(452)						
	$8,061	$7,209	12%	$ 797*	$ 651*	22%	9.9%	9.0%

*A reconciliation of operating profit to net income is included in "Business Segment Information" in the Notes to the Consolidated Financial Statements.

Sales in the United States rose primarily due to the acquisition of the Boston Weatherhead fluid power business in fourth quarter 2002, partially offset by the sale of the Navy Controls business in second half 2002. Higher operating profit in the United States primarily resulted from increased sales, the benefits of restructuring actions taken in recent years, lower restructuring charges in 2003, and modest profits from the Boston Weatherhead fluid power business acquired in late 2002. In Canada, the growth in sales and operating profit were substantially related to foreign exchange rates and the strong performance of Electrical. Sales in Europe rose primarily due to the acquisition of the Delta electrical business, the improved performance of Eaton's other business segments, and foreign exchange rates. Higher operating profit in Europe primarily resulted from increased sales and the benefits of restructuring actions taken in recent years. The growth in sales and operating profit in Latin America was primarily due to recent wins by Fluid Power of new automotive-related production contracts and the strong performance of Truck. Sales and operating profit rose in Asia/Pacific due to the acquisition of the Delta electrical business and the strong performance of all of the Company's business segments.

As a result of actions taken in 2003 and earlier years to restructure operations and integrate acquired businesses, Eaton incurred restructuring charges in 2003 of $.16 per Common Share, compared to similar charges in 2002 of $.29 per share. The Company's results in 2003 were aided by the results of these actions, which delivered an additional $26 of savings in 2003 that were over and above $130 of savings delivered in 2002. Additionally, $15 in synergies were achieved through integration of acquired businesses. These savings, coupled with higher sales in 2003, lower net interest expense and a reduction in the effective income tax rate, helped the Company to post significantly higher net income. These increases in net income were partially offset by additional pension expense and other postretirement benefit expense in 2003, which reduced net income by $.27 per share compared to 2002. The Company reported no gains on the sales of businesses in 2003 compared to a gain of $.09 per share in 2002. The sale of 7.4 million shares in June 2003 reduced net income per share by approximately $.06 in 2003.

In 2003, Eaton incurred restructuring charges related to the integration of the electrical division of Delta plc, acquired in January 2003 and the Boston Weatherhead fluid power business, acquired in November 2002. In 2002, the Company incurred restructuring charges to reduce operating costs across its business segments and certain corporate functions. The charges in 2002 were primarily a continuation of restructuring programs initiated in 2001. A summary of these charges follows:

	2003	2002
Fluid Power	$ 14	$ 26
Electrical	22	16
Automotive		1
Truck		16
	36	59
Corporate	1	3
Pretax charges	$ 37	$ 62
After-tax charges	$ 24	$ 41
Per Common Share	$ .16	$ .29

Restructuring charges in 2003 included $23 for the United States, $11 for Europe and $3 for Asia/Pacific. Restructuring charges in 2002 included $52 for the United States and $10 for Europe. The restructuring charges were included in the Statements of Consolidated Income in Cost of products sold or Selling & administrative expense, as appropriate. In Business Segment Information, the charges reduced Operating profit of the related business segment or were included in Other corporate expense-net, as appropriate.

Pretax income for 2003 was reduced by $63 ($41 after-tax, or $.27 per Common Share) compared to 2002 due to increased pension and other postretirement benefit expense in 2003. This resulted from the decline over the last several years in the market value of equity investments held by Eaton's pension plans, coupled with the effect of the lowering of discount rates associated with pension and other postretirement benefit liabilities at year-end 2002.

In July 2002, the Navy Controls business was sold resulting in a pretax gain of $18 ($13 after-tax, or $.09 per Common Share). The net gain was reported as a separate line item in the Statements of Consolidated Income and Business Segment Information.

The change of $37 in Other (income) expense-net for 2003 compared to 2002 was primarily due to a gain of $3 in foreign exchange in 2003 versus a loss of $8 in 2002, a charge of $10 in 2002 for the contribution to the Eaton Charitable Fund, and various other items including $11 of reduced legal expenses and favorable legal settlements in 2003. The charge of $10 for the contribution to the Eaton Charitable Fund ($6 after-tax, or $.04 per Common Share) was recorded in the third quarter of 2002.

The effective income tax rate for 2003 was 24.0% compared to 29.5% for 2002. The lower rate in 2003 reflects many factors, including higher earnings in international tax jurisdictions with lower income tax rates and increased use of international tax credit carryforwards. The change in the effective income tax rates in 2003 compared to 2002 is further explained in "Income Taxes" in the Notes to the Consolidated Financial Statements.

Results by Business Segment

Fluid Power

	2003	2002	Increase
Net sales	$2,786	$2,456	13%
Operating profit	247	187	32%
Operating margin	8.9%	7.6%	

Sales for Fluid Power, Eaton's largest business segment, were a new record. Sales increased by 13% with 6% from business acquisitions, 4% from foreign exchange rates and 3% from existing product lines. This compares to a decline of 2% in Fluid Power's markets, with North American fluid power industry shipments down 3%, commercial aerospace markets off 12%, and defense aerospace markets up by 13%. The traditional mobile and industrial hydraulics markets began to recover in fourth quarter 2003, reflecting the pickup in capital goods expenditures.

In 2003, Fluid Power's results were positively impacted by the full year results of two businesses acquired late in 2002. The Boston Weatherhead fluid power business was purchased in the fourth quarter of 2002. This business, which had 2002 sales of $211, manufactures hose, tubing, and fluid connectors for fluid power systems primarily for the industrial distribution, mobile off-highway and heavy-duty truck markets. In addition, the aerospace circuit breaker business of Mechanical Products was purchased during that same quarter. This business had annual sales of $12 in 2001.

Operating profit in 2003 was a new record and increased primarily due to higher sales in 2003, the benefits of restructuring actions taken in recent years to resize this business, and reduced restructuring charges in 2003. Restructuring charges in 2003, which primarily related to the acquisition of the Boston Weatherhead business, were $14 compared to $26 in 2002. Restructuring charges reduced operating margins by .5% in 2003 and 1.1% in 2002.

Electrical

	2003	2002	Increase
Net sales	$2,313	$1,993	16%
Operating profit	158	149	6%
Operating margin	6.8%	7.5%	

In Electrical, sales growth in 2003 was primarily the result of business acquisitions. Sales increased by 15% due to the acquisitions in January 2003 of the electrical division of Delta plc and the power systems business of Commonwealth Sprague Capacitor, as well as the new business formed with Caterpillar Inc. in August 2003, net of the effect of the sale of the Navy Controls business in July 2002. Sales in 2003 were up 1% from organic growth. End markets for the electrical business remained weak during 2003, with an estimated 2% decline in the markets for this business compared to 2002.

In 2003, Electrical added three key businesses. On January 31st, the electrical division of Delta plc was acquired. This business, which had sales of $326 in 2002, includes major electrical brands such as MEM®, Holec™, Bill™, Home Automation™, Elek™ and Tabula™. The Delta business represents a significant addition to the capabilities and geographic footprint of Electrical. Also, in January the power systems business of Commonwealth Sprague Capacitor, which had annual sales of $6 in 2002, was acquired. In August, a new business was formed with Caterpillar Inc. to provide switchgear products under the Cat® brand name. The business operates under the name Intelligent Switchgear Organization LLC and is 51%-owned by Eaton.

Increased operating profit in 2003 was primarily due to the benefits of restructuring actions taken in recent years to resize this business, partially offset by increased restructuring charges in 2003. Restructuring charges in 2003, which related to the acquisition of the Delta electrical division, were $22 compared to $16 in 2002. Restructuring charges reduced operating margins by 1.0% in 2003 and .8% in 2002. The profitability of the base electrical business improved significantly during 2003, as operating margins for this business in the second half of 2003 were 7.6%, after reflecting a 1.3% reduction due to the acquisition of the Delta electrical division and the new business with Caterpillar Inc., and a 1.2% reduction due to restructuring charges.

Automotive

	2003	2002	Increase
Net sales	$1,690	$1,594	6%
Operating profit	224	225	-
Operating margin	13.3%	14.1%	

Sales in Automotive were a new record and considerably outpaced its end markets in 2003. The increase in sales reflected several new program launches, the continued strong performance of the North American and European automobile markets and higher foreign exchange rates. NAFTA light vehicle production declined 3% to 15.9 million units in 2003 and European production declined 1% to 16.3 million units, compared to 2002.

Operating margin in 2003 was lower than 2002 primarily due to increased costs related to new product launches and several facility relocations.

Truck

	2003	2002	Increase
Net sales	$1,272	$1,166	9%
Operating profit	168	90	87%
Operating margin	13.2%	7.7%	

Sales growth of Truck reflected higher sales in Latin America, Asia/Pacific and in the aftermarket in North America. NAFTA heavy-duty production was down 2% in 2003 to 177,000 units compared to 2002, and NAFTA medium-duty production was flat. European medium-duty production was down 7% and Brazilian vehicle production was flat.

Increased operating profit in 2003 was primarily due to increased sales in 2003 and the benefits of restructuring actions taken in recent years to resize this business. No restructuring charges were incurred in 2003 compared to $16 in 2002. Operating profit in 2002 was reduced by 1.4% due to restructuring charges.

Corporate

Net interest expense of $87 in 2003 fell by $17 from $104 in 2002. The decrease was primarily related to the reduction in debt of $487 from the end of 2001 to the end of 2003, the conversion of fixed rate debt to floating rate debt through interest rate swaps, and a slight reduction of floating interest rates in 2003.

Pension and other postretirement benefit expense included in corporate increased by $52 in 2003. This primarily resulted from the decline over the last several years in the market value of equity investments held by Eaton's pension plans, coupled with the effect of the lowering of discount rates associated with pension and other postretirement benefit liabilities at year-end 2002.

Corporate expense-net in 2003 was $117 compared to $129 for 2002. The decrease was primarily the result of various items including $11 of reduced legal expenses and favorable legal settlements in 2003.

Quarterly Data

(Unaudited)	Quarter ended in 2004 Dec. 31	Sept. 30	June 30	Mar. 31	Quarter ended in 2003 Dec. 31	Sept. 30	June 30	Mar. 31
(Millions except for per share data)								
Net sales	$2,633	$2,543	$2,403	$2,238	$2,083	$2,026	$2,027	$1,925
Gross margin	734	707	677	617	578	547	529	510
Percent of net sales	28%	28%	28%	28%	28%	27%	26%	26%
Income before income taxes	194	211	203	173	145	142	122	99
Net income	183	170	161	134	114	107	93	72
Net income per Common Share								
Assuming dilution	$ 1.16	$ 1.09	$ 1.03	$ .85	$ .72	$ .69	$ .64	$ .50
Basic	1.19	1.12	1.06	.87	.74	.70	.64	.51
Cash dividends paid per Common Share	$ .27	$ .27	$ .27	$ .27	$ .24	$ .24	$ .22	$ .22
Market price per Common Share								
High	$72.64	$65.88	$64.84	$62.13	$54.70	$47.72	$42.60	$40.50
Low	59.49	59.20	54.23	52.74	44.58	38.74	34.70	33.01

Nine-Year Consolidated Financial Summary

(Millions except for per share data)	2004	2003	2002	2001	2000	1999	1998	1997	1996
Continuing operations									
Net sales	$9,817	$8,061	$7,209	$7,299	$8,309	$8,005	$6,358	$7,104	$6,515
Income before income taxes	781	508	399	278	552	943	616	730	428
Income after income taxes	648	386	281	169	363	603	430	526	305
Percent of net sales	6.6%	4.8%	3.9%	2.3%	4.4%	7.5%	6.7%	7.4%	4.7%
Extraordinary item–redemption of debentures								(54)	
Income (loss) from discontinued operations					90	14	(81)	(62)	44
Net income	$ 648	$ 386	$ 281	$ 169	$ 453	$ 617	$ 349	$ 410	$ 349
Net income per Common Share assuming dilution									
Continuing operations	$ 4.13	$ 2.56	$ 1.96	$ 1.20	$ 2.50	$ 4.08	$ 2.96	$ 3.36	$ 1.94
Extraordinary item								(.35)	
Discontinued operations					.62	.10	(.56)	(.39)	.29
	$ 4.13	$ 2.56	$ 1.96	$ 1.20	$ 3.12	$ 4.18	$ 2.40	$ 2.62	$ 2.23
Average number of Common Shares outstanding assuming dilution	157.1	150.5	143.4	141.0	145.2	147.4	145.4	156.4	156.4
Net income per Common Share basic									
Continuing operations	$ 4.24	$ 2.61	$ 1.99	$ 1.22	$ 2.53	$ 4.16	$ 3.01	$ 3.42	$ 1.96
Extraordinary item								(.35)	
Discontinued operations					.63	.10	(.56)	(.40)	.29
	$ 4.24	$ 2.61	$ 1.99	$ 1.22	$ 3.16	$ 4.26	$ 2.45	$ 2.67	$ 2.25
Average number of Common Shares outstanding basic	153.1	147.9	141.2	138.8	143.6	145.0	142.8	153.6	154.8
Cash dividends paid per Common Share	$ 1.08	$ .92	$ .88	$ .88	$ .88	$ .88	$ .88	$ .86	$ .80
Total assets	$9,075	$8,223	$7,138	$7,646	$8,180	$8,342	$5,570	$5,497	$5,290
Long-term debt	1,734	1,651	1,887	2,252	2,447	1,915	1,191	1,272	1,062
Total debt	1,773	1,953	2,088	2,440	3,004	2,885	1,524	1,376	1,092
Shareholders' equity	3,606	3,117	2,302	2,475	2,410	2,624	2,057	2,071	2,160
Shareholders' equity per Common Share	$23.52	$20.37	$16.30	$17.80	$17.64	$17.72	$14.34	$13.86	$14.00
Common Shares outstanding	153.3	153.0	141.2	139.0	136.6	148.0	143.4	149.4	154.2

Common Shares outstanding and all per share data have been restated to give effect to the two-for-one stock split effective February 23, 2004.

Directors

Michael J. Critelli [2*,4,5]

Chairman and Chief Executive Officer, Pitney Bowes Inc., Stamford, CT, a provider of messaging and advanced business communications solutions

Alexander M. Cutler [5*]

Chairman and Chief Executive Officer; President, Eaton Corporation, Cleveland, OH, a diversified industrial manufacturer

Ernie Green [2,4,5]

President and Chief Executive Officer, Ernie Green Industries, Inc., Dayton, OH, a manufacturer of automotive components

Ned C. Lautenbach [2,3*,5]

Principal, Clayton, Dubilier & Rice, Inc., New York, NY, a private equity investment firm specializing in management buyouts

Deborah L. McCoy [1,4,5]

Senior Vice President, Flight Operations, Continental Airlines, Inc., Houston, TX, a commercial airline

John R. Miller [1,3,4*,5]

Retired oil industry executive, whose career began with The Standard Oil Company, Cleveland, OH, an integrated domestic petroleum company, where he ultimately served as President and Chief Operating Officer

Gregory R. Page [2,3,5]

President and Chief Operating Officer, Cargill, Incorporated, Minneapolis, MN, an international marketer, processor and distributor of agricultural, food, financial and industrial products and services

Kiran M. Patel [1,4,5]

Executive Vice President and Chief Financial Officer, Solectron Corporation, Milpitas, CA, a provider of electronics manufacturing services

Victor A. Pelson [1*,3,5]

Senior Advisor to UBS Securities LLC, New York, NY, investment bankers. Former Executive Vice President, Chairman of the Global Operations Team and Director, AT&T, Basking Ridge, NJ, providers of telecommunications

Gary L. Tooker [2,3,5]

Independent consultant. Former Chairman of the Board, Chief Executive Officer and Director, Motorola, Inc., Schaumburg, IL, a manufacturer of electronics equipment

Each of the non-employee directors serves a four-month term on the Executive Committee. Alexander M. Cutler serves a 12-month term as Committee Chair.

April 29, 2004 through August 31, 2004:
Michael J. Critelli
Ernie Green
Gregory R. Page

September 1, 2004 through December 31, 2004:
Ned C. Lautenbach
Kiran M. Patel
Victor A. Pelson

January 1, 2005 through April 27, 2005:
Deborah L. McCoy
John R. Miller
Gary L. Tooker

[1] Audit Committee
[2] Compensation and Organization Committee
[3] Finance Committee
[4] Governance Committee
[5] Executive Committee
* Denotes Committee Chair

Elected Officers

Alexander M. Cutler

Chairman and Chief Executive Officer; President

Richard H. Fearon

Executive Vice President-Chief Financial and Planning Officer

Craig Arnold

Senior Vice President and Group Executive-Fluid Power

Stephen M. Buente

Senior Vice President and Group Executive-Automotive

Randy W. Carson

Senior Vice President and Group Executive-Electrical

James E. Sweetnam

Senior Vice President and Group Executive-Truck

Kristen M. Bihary

Vice President-Communications

Susan J. Cook

Vice President-Human Resources

Earl R. Franklin

Vice President and Secretary

J. Robert Horst

Vice President and General Counsel

James W. McGill

Vice President-Eaton Business System

John S. Mitchell

Vice President-Taxes

Robert E. Parmenter

Vice President and Treasurer

Billie K. Rawot

Vice President and Controller

Robert L. Sell

Vice President-Chief Information Officer

Ken D. Semelsberger

Vice President-Strategic Planning

Yannis P. Tsavalas

Vice President and Chief Technology Officer

Appointed Officers

Alfonso Acevedo

Vice President-Automotive Fluid Connectors Operations

Siisi Adu-Gyamfi

Vice President-Marketing

Craig A. Black

Vice President-Electrical Components Operations

Donald H. Bullock

Vice President-Asia/Pacific

William B. Doggett

Vice President-Public and Community Affairs

Thomas S. Gross

Vice President-Power Quality Solutions Operations

William C. Hartman

Vice President-Investor Relations

Laurence M. Iwan

Vice President-Engine Air Management Operations

Richard B. Jacobs

Vice President-Supply Chain Management

Scott L. King

Vice President-Automotive Sales and Marketing

Jean-Pierre Lacombe

Vice President-Europe

J. Kevin McLean

Vice President-Electrical Global Sales and Solutions

Bradley Morton

Vice President-Aerospace Operations

George T. Nguyen

Vice President-Heavy Duty Transmissions Operations

Joseph P. Palchak

Vice President-Powertrain and Specialty Controls Operations

David D. Renz

Vice President-Truck Sales and Marketing

William R. VanArsdale

Vice President-Hydraulics Operations

Jerry R. Whitaker

Vice President-Power Component and Systems Operations

As of February 15, 2005

Shareholder Information

Address	Eaton Corporation Eaton Center 1111 Superior Avenue Cleveland, OH 44114-2584 216.523.5000 www.eaton.com
Annual Meeting	The company's 2005 annual meeting of shareholders will be held at 10:30 a.m., Eastern Time, on Wednesday, April 27, 2005, at Eaton Center, 1111 Superior Avenue, Cleveland, OH. Formal notice of the meeting, a proxy statement and proxy form will be mailed to each shareholder of record on or about March 18, 2005.
Annual Report on Form 10-K and Other Financial Reports	Any shareholder may obtain without charge a copy of Eaton's Annual Report on Form 10-K for 2004, as filed with the Securities and Exchange Commission, upon written request to the Investor Relations Office at the Eaton Corporation address shown above. The Annual Report on Form 10-K and other public financial reports are also available on Eaton's Web site at www.eaton.com.
Annual Certifications	The most recent certifications required by Section 302 of the Sarbanes-Oxley Act of 2002 were filed as Exhibits 31.1 and 31.2 to Eaton's Annual Report on Form 10-K for 2004. Additionally, Eaton submitted to the New York Stock Exchange its 2004 Chief Executive Officer Certification regarding Eaton's compliance with the corporate governance listing standards of the Exchange.
Quarterly Financial Releases	Eaton's financial results are available approximately two weeks after the end of each quarter through Eaton Corporation Shareholder Direct, 888.EATON11 (888.328.6611), and on Eaton's Web site at www.eaton.com.
Common Shares	Listed for trading: New York, Chicago and Pacific stock exchanges (Ticker Symbol: ETN)
Interactive Annual Report to Shareholders	Eaton Corporation's 2004 Annual Report to Shareholders is available online in an interactive format at www.eaton.com/annualreport.
Transfer Agent, Registrar, Dividend Disbursing Agent and Dividend Reinvestment Agent	EquiServe Trust Company, N.A. First Class/Registered Mail: P.O. Box 43069, Providence, RI 02940-3069 Courier Packages: 250 Royall Street, Canton, MA 02021 800.446.2617 TDD: 781.575.2692 (hearing impaired within U.S.) 781.575.2692 (hearing impaired outside U.S.) EquiServe may also be contacted via its Web site at www.equiserve.com.
Dividend Reinvestment Plan	A dividend reinvestment plan is available at no charge to record holders of Eaton Common Shares. Through the plan, record holders may buy additional shares by reinvesting their cash dividends or investing additional cash up to $60,000 per year. Interested shareholders of record should contact EquiServe Trust Company, N.A., as shown above.
Direct Deposit of Dividends	Shareholders of record may have their dividends directly deposited to their bank accounts. Interested shareholders of record should contact EquiServe Trust Company, N.A., as shown above.
Investor Relations Contact	Investor inquiries may be directed to Eaton at 888.328.6647.
Charitable Contributions	A report of Eaton's charitable contributions is available free of charge upon written request to the Office of Public and Community Affairs at the Eaton Corporation address shown above. The report is also available on Eaton's Web site at www.eaton.com.

Design: Nesnadny + Schwartz, Cleveland + New York + Toronto Portrait Photography: Design Photography

Eaton's 2004 Online Annual Report is here: www.eaton.com/annualreport



Eaton Corporation
Eaton Center
[illegible] Superior Avenue
Cleveland, OH 44114-2584
[illegible]
www.eaton.com

